TSX:GPR

SILVER PRODUCER IN MEXICO

GREAT PANTHER SILVER LIMITED

2009 ANNUAL REPORT

CORPORATE PROFILE

Great Panther Silver Limited, headquartered in Vancouver, Canada, is one of the fastest growing primary silver producers in Mexico with strong leverage to future rises in the price of silver. The Company owns two operating mines in Mexico, and employs almost 800 people.

Great Panther’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious and base metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work.

Our primary goal is that of profitable growth, as we feel this is the key to maximizing long-term shareholder value. Our specific objectives are to grow production and earnings from mining operations and maintain positive cash flow while continuing to actively pursue exploration and development opportunities in Mexico.

Great Panther had an exceptional year in 2009, exceeding its key objectives. The Company is pleased to report the achievement of four consecutive quarters of positive cash flows from operations, as well as net profitability for the first time during the fourth quarter.

MEXICO AND SILVER

In 2009, Mexico retained its position as the second largest silver producer in the world and, in 2010, is anticipated to take over the number one spot. The country is remarkably well endowed with minerals, especially silver, and the potential for new discoveries is excellent.

Of primary importance to mining companies like Great Panther is the Mexican government’s continued commitment to the industry. With government revenues declining due to falling oil production and the global economic downturn, Mexico is increasingly reliant on foreign investment. Despite localized drug-related activity, the country remains an excellent place for mining investment.

Great Panther derives approximately 70% of its revenue from silver and, in order to better reflect this focus as a primary silver producer, the Company changed its name from Great Panther Resources Limited to Great Panther Silver Limited, effective January 1, 2010.

2009 PERFORMANCE

Record annual metal production of 2,202,456 Ag eq oz, up 22% from 2008, and 6% above target. • Record silver production of 1,456,830 silver ounces (“oz Ag”), up 20% from 2008, and meeting target. • Record gold production of 7,151 gold ounces (“oz Au”), up 14% from 2008, and 19% above target. • Highest quality concentrates to date, produced at record metal recoveries. • 41% increase in mineral sales revenues, to $31.7 million for the twelve months ended December 31, 2009 from $22.4 million for 2008. • $10.7 million increase in earnings from mining operations (excluding amortization and depletion), to $15.0 million for the twelve months ended December 31, 2009 from $4.3 million for the same period in 2008. • 46% decrease in cash cost per silver ounce, net of by-products, for the full year 2009 to US$5.58 from US$10.25 in 2008. • $14.9 million increase in Adjusted EBITDA to $7.0 million for the year ended December 31, 2009 from an Adjusted EBITDA loss of $7.9 million in 2008. • New three-year strategy announced to accelerate annual production to 3.8 million Ag eq oz, increase National Instrument (“NI”) 43-101 compliant resources to 40 million Ag eq oz, and invest $22 million in capital expenditures and $14 million in a 65,000-metre diamond drilling program for both mines. • Closed an equity offering for gross proceeds of $12.3 million on November 17, 2009.

HISTORICAL AND TARGETED PRODUCTION

CHAIRMAN'S LETTER

Kaare Foy
Executive Chairman

…the Company achieved record positive earnings from its mining operations…

On behalf of the Board of Directors of Great Panther Silver Limited, I am pleased to present you with the Company’s 2009 Annual Report.

WORLD DEMAND FOR SILVER

Investor concerns about political, inflationary, economic, financial and sovereign risk issues kept investment demand strong for the year for both gold and silver. Fabrication demand for traditional uses of silver remained strong for 2009, having risen steadily since the 1980’s and exceeding supply from 1990 to 2005. Newer uses for silver such as biocides, chemical catalysts, solar panels and nanotech lithography are likely to further increase fabrication demand, which should expand concurrent with global economic recovery. Total silver trading activity for 2009 was $1.26 trillion, the second highest on record.

WORLD PRICES

The price per ounce of silver for 2009 averaged $14.67, ending the year at $16.85, up almost 50% from the end of the previous year. At the date of this report (May 12, 2010) the world price was almost $20 per ounce. The historically high volatility of silver

4 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

prices makes it difficult to predict future prices with any degree of certainty. However, combined investment and fabrication demand for silver, with the fundamentals for silver looking better than gold, encourage us to believe that further world price increases may be imminent, especially if the gold/ silver ratio returns to its historical norm of less than 60.

COMPANY GROWTH

Increasing its gross revenues from C$15 million in 2007 and C$22 million in 2008, to more than C$32 million in 2009, the Company achieved record positive earnings from its mining operations of C$15 million for the year, with an adjusted EBITDA of C$7 million. Congratulations to our management and staff on this record result.

CONCLUSION

I would like to express the Company’s appreciation for the many positive contributions of the Board of Directors, the members of our Audit, Compensation and Nominating & Corporate Governance Committees, employees and contractors, our loyal shareholders, corporate counsel both in Canada and in Mexico, representatives of state and federal governments in Mexico, and to our supportive stockbrokers and business associates.

Sincerely,

Kaare Foy
Executive Chairman

All dollar amounts are in US dollars except where indicated.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 5

PRESIDENT'S LETTER

Robert A. Archer
President & CEO

…we increased our resource base, lowered our cash operating costs to record lows, and achieved positive net income in the fourth quarter…

I am extremely pleased to report on what was the most successful year in Great Panther’s history. Multiple production records were set at both of our mines in Mexico, we increased our resource base, lowered our cash operating costs to record lows, and achieved positive net income in the fourth quarter, following three preceding quarters of positive corporate cash flow. Having accomplished all of this on the heels of the worst financial meltdown the world has seen in decades makes it that much more rewarding.

In continuing our response to the plunge in commodity prices of 2008, we maintained our focus on cost controls and production increases through 2009. At Topia, the most significant factor in achieving this goal was the change in smelter contracts in mid-2009, just as we had done for Guanajuato in late 2008. Topia now sells its lead and zinc concentrates to a metal trader in Mexico, resulting in higher revenues. Other measures taken at Topia included the renegotiation of mining contracts in January 2009, a greater focus on production versus development, and an increase in cut-off grades, all of which contributed to lowering our operating costs. At Guanajuato, a similar focus on higher

6 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

grades and continued mine site efficiencies brought unit costs down dramatically by year end.

With metal prices rising through the year, and the improvement in the Company’s balance sheet, Great Panther announced a new three-year growth strategy in September 2009. The three principal goals of this strategy are to increase production to 3.8 million ounces silver equivalent, increase resources to 40 million ounces silver equivalent (a ten-year mine life at this new production rate), and lower unit costs to approximately US$4.00 per silver ounce, net of by-product credits, by 2012. In order to accelerate this strategy, the Company raised net proceeds of $11.5 million in November in an over-subscribed, syndicate-led equity offering. We immediately ordered new equipment for both mines and embarked upon an aggressive program of mine development and rehabilitation, plant upgrades and a 65,000-metre diamond drill program.

Despite continued volatility in metal markets, the average prices for our four products of silver, gold, lead and zinc have remained strong into 2010. Great Panther’s continued focus is on profitable growth at both Guanajuato and Topia, as we firmly believe that both mines have much more to offer. With a strong balance sheet, steady growth and a highly competent and dedicated team, the Company is well positioned to deliver significant value to shareholders in the years ahead.

Respectfully submitted,

Robert A. Archer, P. Geo.
President & CEO

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 7

OPERATIONS

Since commencing operations at these two mines in 2006, the Company has achieved continuous growth in production in excess of 20% per year to 2,202,456 silver equivalent ounces in 2009.

Great Panther operates two producing mines in Guanajuato and Durango States, Mexico. Since commencing operations at these two mines in 2006, the Company has achieved continuous growth in production in excess of 20% per year to 2,202,456 silver equivalent ounces in 2009. Our goal is to continue to achieve profitable growth by increasing production while keeping operating costs low.

An increase in plant throughput at both operations in 2009 reflects improvements in plant efficiencies and production planning. Metal recoveries and concentrate qualities continue to improve, partly as a result of the Company’s focus on development and production in profitable areas of the mines. This has the added benefit of reducing the cost per ounce of silver production and increasing profitability.

For the year ended December 31, 2009, cost of sales was $16.8 million. The Company implemented cost reduction and mine site efficiency measures during the fourth quarter of 2008, which were continued through 2009. On a per silver ounce basis, overall operating costs have decreased significantly as site costs were reduced and grades improved. For the year ended December 31, 2009, the total combined cash cost per ounce, net of by-product credits, was US$5.58, which represents a 46% decrease from the US$10.25 reported for fiscal year 2008. This decrease in costs from fiscal 2008 was mainly due to reduced smelting and refining charges for the Guanajuato and Topia concentrates and sharply increased ore grades and silver production. This also exceeded the revised target set for 2009 of US$6.00 to $US6.50.

Consequently, earnings from mining operations for 2009 increased 248% to $15.0 million from $4.3 million in 2008.

MINING OPERATING RESULTS

	Guanajuato		Topia		Consolidated
	2009 Q4	2009 YTD	2009 Q4	2009 YTD	2009 Q4	2009 YTD
Tonnes milled	39,853	138,517	7,268	30,045	47,121	168,562
Custom milling (tonnes)	–	–	2,450	11,017	2,450	11,017
Gold ounces	2,367	6,748	89	403	2,456	7,151
Silver ounces	287,101	1,019,751	102,925	437,079	390,026	1,456,830
Lead tonnes	–	–	205	871	205	871
Zinc tonnes	–	–	248	1,057	248	1,057
Silver equivalent ounces (1)	470,025	1,541,220	155,263	661,236	625,288	2,202,456
Cost per ounce (USD)	$3.40	$4.68	$8.45	$7.76	$4.80	$5.58

(1)

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, US$0.50 per lb, and US$0.50 per lb for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

8 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

OPERATIONS

GUANAJUATO SILVER- GOLD MINE

Located in the capital city of Guanajuato, Great Panther’s Guanajuato operations comprise a complex of some of the best known and most historic silver mines in Mexico. Having a production history that spans more than 400 years, these mines have played an integral role in the city of Guanajuato, now a UNESCO World Heritage Site due to the colonial architecture of the buildings constructed by Spanish miners in the 18th century.

Great Panther is continuing this legacy by expanding production in this prolific and world-class orebody, by rehabilitating historic mining buildings on our property and by integrating our operations into the community through various social and environmental programs. We now employ more than 500 people and, with the typical 5 to 1 ratio of indirect employment, we have a significant impact on the local economy.

Mining is being carried out on the Cata Clavo, the Rayas and the Guanajuatito areas, all with high silver and gold values. New development areas, such as the gold-rich Santa Margarita vein and the Los Pozos zone in the Rayas area, in addition to excellent production from the high grade Cata Clavo and the Guanajuatito North Zone, contributed to the improved grades and production. The Promontorio area, which was suspended a year ago, has been reopened for exploratory development.

Metal production for the year was 1,019,751 oz Ag and 6,748 oz Au, or 1,541,220 Ag eq oz, which was 4% greater than planned and a 37% increase over 2008.

Mining of the Cata Clavo reached the 490 level, where development was carried out on the Veta Madre and Alto 1 veins. Stoping from the 460 level advanced well, such that production from Cata averaged more than 250 tonnes per day, or 50% of the total Guanajuato production, at estimated grades of 277 g/t Ag and 1.6 g/t Au.

Mining of the Guanajuatito North Zone from the 80 and 50 metre levels continued. The grade and tonnes of ore mined (8,270 tonnes at 318g/t silver and 2.25g/t gold) remained very positive as mining efficiency benefited from improved ground support measures. Mining at Guanajuatito focused on the North Zone, with cut and fill stoping from the 50 and 80 levels. Ore production averaged 115 tonnes per day at excellent estimated grades of 318g/t Ag and 2.3g/t Au.

10 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Great Panther’s Guanajuato operations comprise a complex of some of the best known and most historic silver mines in Mexico.

At Rayas, development focused on our new discoveries, the Los Pozos and Santa Margarita structures, which continued to demonstrate significant potential. Development of Los Pozos was extended to the 298 and 310 levels, from which 4,600 tonnes were mined grading 340g/t Ag and 1.9g/t Au. Production is being accelerated in the first quarter of 2010 with the introduction of new mining equipment. A new electric–hydraulic jumbo drill has been installed in the Los Pozos development area, which will facilitate faster development and increased production.

The gold-rich Santa Margarita vein was explored by ramp development below the 390 level, with ore grades from development on vein estimated to be more than 8.0g/t Au. It was this source of gold-rich ore that contributed to the higher gold production in the fourth quarter of 2009. Gold production from this vein will continue to increase during 2010.

At Guanajuato, the cash operating cost per ounce of silver for the year, at US$4.68, was well below the 2009 projected cost of US$5.60. With a strong focus on development in 2010, aided by new equipment, the cash costs are projected to remain close to this level through the current year, before declining further in 2011 and beyond.

TOPIA SILVER-GOLD-LEAD-ZINC MINE

Great Panther’s Topia Mine, in the Sierra Madre Mountains of northwestern Durango, sits in one of the oldest mining districts in Mexico, with the discovery of silver dating back to 1538. Modern mining has been carried out since 1952, with only a short hiatus from 1999, when it was closed due to low metal prices, to 2006 when Great Panther commenced production.

Over the past year, Topia has transformed its operations with very positive results. Ore quality and metal production continue to excel at a much lower cost per ounce of

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 11

OPERATIONS

silver, as the focus has shifted to production stoping, with exploratory development limited to higher grade mining areas, while the plant metallurgical performance has continued to improve.

Metal production for the year was 437,079 oz Ag, 403 oz Au, 1,919,816 lbs Pb, and 2,331,015 lbs Zn, or 661,236 Ag eq oz, which was 12% greater than planned and within 4% of 2008.

Ore was mined from twelve separate small mines. Production from the San Gregorio and El Rosario veins contributed one-third of the silver production during the fourth quarter of 2009 and new development on both veins will ensure further improved production in 2010. Production from the Argentina vein will also increase, as accelerated development and stoping are being facilitated by the addition of new mobile equipment in early 2010. Over the next two years, the mine will be developed to the sixth level, with a significant increase in production. Measured and indicated resources at Argentina are estimated at 117,000 tonnes, while inferred resources potentially add another 152,000 tonnes at silver grades exceeding 600g/t.

Topia focuses on the clean mining of high grade narrow veins to further increase ore grade. Exploratory development is limited to known areas where there is high potential for wider and higher grade veins. Elsewhere, the emphasis is towards stoping with strict grade control. Results of an exploratory diamond drill program were very encouraging, and a new program commenced in the first quarter of 2010 to extend the mining potential of known veins and explore other veins. The acquisition of the 94-hectare La Prieta concession in the Topia District was a strategic move that should lead to additional production later in 2010, once the vein has been drilled and a mine plan put in place. La Prieta is within easy trucking distance of the Topia plant.

During the second quarter of 2009, new contracts for the sale of Topia’s lead and zinc concentrates were signed with one of the world’s largest commodities trading companies. The contracts are effective through to December 31, 2010 and allow the Company to achieve reductions in unit costs at its Topia operations. Under the agreements, concentrates are trucked by road from the Topia mine to the Pacific coast port of Manzanillo. The port facility in Manzanillo receives and stores the concentrate before exporting it by ship to Asian smelters, mainly in China.

Topia’s cost per ounce for 2009 was US$7.76, representing a 27% decrease from US$10.52 in 2008 and over 30% below the projected cost per ounce for 2009 of US$11.00 to US$11.50 per Ag oz. In addition to the better smelter terms, Topia’s unit cost of silver production is decreasing due to higher silver production and improved by-product credits from higher base metal prices.

EXPLORATION AND RESOURCES

In early 2009, exploration spending was severely curtailed due to the financial crisis. However, as metal prices rebounded and the Company’s financial situation stabilized, exploratory development and diamond drilling were continued at both mines. At Topia, a short surface exploration program extended the known mineralization in the Cantarranas, San Gregorio, Rosario, Recompensa and Veta Madre veins, while exploration development continued on all ten veins being mined. At Guanajuato, development continued on the 390 level of the

12 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Rayas Mine to provide a platform from which exploration drilling has been initiated to target the deep area below the Rayas Clavo. In addition, short-hole underground diamond drilling tested the Guanajuatito North Zone.

Three new discoveries were made at Guanajuato in 2009. At the Cata Clavo, the northeast extension of the Alto 2 zone in the hanging wall of the main Veta Madre returned excellent grades of silver and gold. The Santa Margarita Vein, in the Rayas area, was tested on the 390 level, down dip from previous sub-economic development, and returned very high gold grades. Between the Rayas and Cata areas, the Los Pozos Zone was found to continue below the 275 level, with very high silver and gold grades over substantial widths. All three of these zones are being mined and developed further. The discovery of these zones, at moderate levels within the mine infrastructure, underscores the potential for future discoveries at Guanajuato.

Definition of resources is essential to the future production capability of any mining company. When Great Panther acquired its two mines in Mexico in 2005, there were no NI43-101 compliant resources on either property. Over the past six years, the Company has incurred $9.3 million and $6.7 million on mineral property exploration expenditures at Topia and Guanajuato, respectively, as it continues to build its internal and NI43-101 compliant resources.

On June 30, 2009, Great Panther reported its first NI43-101 compliant resource at the Guanajuato Mine, on the zone known as the ‘Cata Clavo’. An indicated mineral resource estimate of 5,032,000 Ag eq oz was delivered by Wardrop Engineering of Vancouver, while 285,000 Ag eq oz were estimated in the inferred category. This resource estimate was derived from a block measuring approximately 100 metres in vertical extent and 150 metres in strike length, and represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit. During 2009, NI43-101 compliant measured and indicated resources for Topia increased to 5.5 million Ag eq oz, and inferred resources totalled 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

As part of the current three-year growth strategy, Great Panther intends to build its NI43-101 compliant resource base at the Guanajuato and Topia operations to at least 40 million Ag eq oz, which would support a minimum 10-year mine life at the planned production rate. An estimated total of 65,000 metres of exploration drilling by 2012 will concentrate on defining resources, looking for vein extensions and testing new targets.

During the third quarter of 2009, the Company decided to terminate its option on the Mapimi project. An internal scoping study on the project determined that it was uneconomical to mine the known zones and exploration efforts in the last two years were not able to increase the resource base or identify higher grade zones. No field work was conducted on the San Antonio gold-copper project in 2009.

While the Company is focusing its efforts on expanding the production and resource base at its existing mines, efforts are also underway to identify acquisition opportunities that could lead to a third mine for Great Panther.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 13

CORPORATE SOCIAL RESPONSIBILITY

Great Panther has donated the ambulance that transports people who require major health care to the closest hospital in the city of Santiago Papasquiaro, and has also collaborated to acquire new health care equipment and oxygen tanks.

Corporate Social Responsibility (CSR) is becoming increasingly important in the mining industry. Great Panther views this as a significant part of its social licence to operate in Mexico, and is proud of its growing commitment to give something back to the communities in which we operate.

The Company maintains an ongoing and open communication with local community members, government authorities, Mexican regulators and mining associations in order to identify the needs of the communities of Guanajuato and Topia. Compliance with the highest standards in CSR remains a high priority for Great Panther and all its employees.

COMMUNITY RELATIONS

In 2009, Great Panther continued to strengthen its engagement with the local communities in which it operates in Durango and Guanajuato States. Initiatives focused on health, education, community support and the arts have been successfully implemented at both operations, working closely with community members and local authorities.

In Guanajuato, the courtyard of the Valenciana Mine–one of the most historic mines in the country–was reopened to tourism and local community members. Proceeds

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generated were donated to the Women’s Training and Support Centre of Guanajuato, an organization that provides shelter and support to local women and children who suffer from domestic violence.

We continue to work closely with the Faculty of Mines at the University of Guanajuato. Great Panther provides annual academic scholarships for mining students and, during 2009, the Company provided support to the Faculty to acquire equipment for its new Rock Mechanics Laboratory, to be opened in 2010.

In the smaller town of Topia, the Company continues to support the local health centre, in recognition of its significance as the first point of medical attention for the region. Great Panther has donated the ambulance that transports people who require major health care to the closest hospital in the city of Santiago Papasquiaro, and has also collaborated to acquire new health care equipment and oxygen tanks. In addition, we have worked with the National Mexican Institute of Social Security to coordinate visits to Topia once a week to provide additional medical services and consultation to our employees, contractors and their families.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 15

ENVIRONMENT AND SAFETY

Both mines are continuing a strong emphasis on safety training, provision of modern safety equipment and the promotion of a work ethic that puts safety principles at the forefront of workers’ attitudes.

Great Panther is committed to steadily increasing the levels of compliance in the areas of the environment and safety. The Company continues with the Voluntary Environmental Audit program, for which it enrolled in 2007, and by which it is able to determine its own environmental standards and goals using the government’s guidelines as a base case. Plans are reviewed, modified and approved by government personnel in advance, then, after implementation by the Company, reviewed on a periodic basis and in a consultative manner.

In 2009, the Company engaged its employees at Guanajuato with local citizens and politicians to participate in a tree-planting program along the front of the tailings pond to help stabilize the slope and mitigate any potential dust hazard. As Great Panther is currently mining below

16 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

the water table in Guanajuato, water for the plant is drawn from the mine and water from the tailings pond is recycled back to the plant, such that the Company does not have to draw on the town’s water supply.

A voluntary program for safety standards is also being prepared for 2010. Both mines are continuing a strong emphasis on safety training, provision of modern safety equipment and the promotion of a work ethic that puts safety principles at the forefront of workers’ attitudes.

Great Panther believes that this proactive, forward-thinking approach to environmental and safety standards ensures that it is exceeding government guidelines for the betterment of the Company’s employees, the citizens of the communities where we work, and the environment in general.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 17

FOURTH QUARTER 2009 HIGHLIGHTS

  Record metal production of 625,288 silver equivalent ounces (“Ag eq oz”)(1), up 5% from the third quarter of 2009 and 26% from the fourth quarter of 2008.

  Record gold production of 2,456 oz Au, up 26% from the third quarter of 2009 and 53% from the fourth quarter of 2008.

  Silver production of 390,026 oz Ag, within 2% of the third quarter of 2009 and up 9% from the fourth quarter of 2008.

  Record production from Guanajuato of 470,025 Ag eq oz, up 9% from the third quarter of 2009 and 37% from the fourth quarter of 2008.

  Net income of $1.0 million for the three months ended December 31, 2009 compared to a net loss of $1.2 million for the same period in 2008.

  80% increase in mineral sales revenues to $9.9 million for the three months ended December 31, 2009 from $5.5 million for the same period in 2008.

  $3.7 million increase in earnings from mining operations(2) (excluding amortization and depletion) to $5.2 million for the three months ended December 31, 2009 from $1.5 million for the same period in 2008.

  37% decrease in cash cost per silver ounce, net of by-products, for the three months ended December 31, 2009 to US$4.80 from US$7.58 for the same period in 2008.

  $3.7 million increase in Adjusted EBITDA(3) to $3.0 million for the three months ended December 31, 2009 from an Adjusted EBITDA loss of $0.7 million for the same period in 2008.

  Acquisition of a 100% interest in the “La Prieta” concession in the Topia District to provide increased production by late 2010.

(1)	Silver equivalent ounces in 2009 were established using prices of US$850/oz Au, US$11/oz Ag, US$0.50/lb Pb and US$0.50/lb Zn.

(2)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion). Refer to the “Non-GAAP Measures” section.

(3)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

2009 HIGHLIGHTS

  Record annual metal production of 2,202,456 Ag eq oz, up 22% from 2008, and 6% above target.

  Record silver production of 1,456,830 silver ounces (“oz Ag”), up 20% from 2008, and meeting target.

  Record gold production of 7,151 gold ounces (“oz Au”), up 14% from 2008, and 19% above target.

  Highest quality concentrates to date, produced at record metal recoveries.

  41% increase in mineral sales revenues to $31.7 million for the twelve months ended December 31, 2009 from $22.4 million for 2008.

  $10.7 million increase in earnings from mining operations (excluding amortization and depletion) to $15.0 million for the twelve months ended December 31, 2009 from $4.3 million for the same period in 2008.

  46% decrease in cash cost per silver ounce, net of by-products, for the full year 2009 to US$5.58 from US$10.25 in 2008.

  $14.9 million increase in Adjusted EBITDA to $7.0 million for the year ended December 31, 2009 from an Adjusted EBITDA loss of $7.9 million in 2008.

  New three-year strategy announced to accelerate annual production to 3.8 million Ag eq oz, increase National Instrument (“NI”) 43-101 compliant resources to 40 million Ag eq oz, and invest $22 million in capital expenditures and $14 million in a 65,000-metre diamond drilling program for both mines.

  Equity offering for gross proceeds of $12.3 million closed on November 17, 2009.

2009 HIGHLIGHTS – EXPLORATION

  Announced completion of the first NI 43-101 compliant mineral resource estimate on the zone known as the ‘Cata Clavo’ at the Guanajuato Mine. The new indicated resource estimate of 5,032,000 Ag eq oz, plus 285,000 Ag eq oz in the inferred category, represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit.

  Increase to NI 43-101 compliant measured and indicated resources for Topia to 5.5 million Ag eq oz, and inferred resources to 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

  Surface core drilling successfully extended known high grade mineralization in six areas at the Topia mine, including the Recompensa, San Gregorio, El Rosario, Cantarranas, San Miguel, and El Ochenta veins.

  Successful mine exploratory development at Topia, including three areas hosting high grade silver-gold-lead-zinc mineralization along the San Gregorio, El Rosario and Don Benito veins which are already contributing to increased silver production.

  Continued underground development at Guanajuato was successful in identifying and delineating three new zones of silver-gold mineralization, all of which are currently being developed for production. The Alto 2 Zone in the Cata area, Santa Margarita in the Rayas area and the Los Pozos Zone between Cata and Rayas will all make significant contributions to production in 2010 and beyond.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2009

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), prepared as of March 10, 2010, reviews the financial condition and results of operations of Great Panther Silver Limited, formerly known as Great Panther Resources Limited (“Great Panther” or the “Company”), for the year ended December 31, 2009, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2009 annual audited consolidated financial statements and related notes.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and MD&A have been reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors. All dollar amounts are in Canadian dollars, unless otherwise noted.

RECENT DEVELOPMENTS

Great Panther has commenced a three-year growth strategy (2010–2012), focusing on an immediate and aggressive increase in production and resources while increasing profitability. The new strategy sees the Company’s annual production growing to approximately 3.8 million silver equivalent ounces, including 2.65 million oz silver, by 2012 from its two existing mines in Mexico. Increased throughput and operating efficiencies allow for further increases beyond this level such that production upside will remain at both mines.

Operations achieved production of 2.2 million Ag eq oz in 2009 while the new plan targets 2.6 million Ag eq oz in 2010, 3.1 million Ag eq oz in 2011 and 3.8 million Ag eq oz in 2012. This equates to annual increases of more than 20% and more than doubles the production of 2008. In addition, Great Panther intends to build its NI43-101 compliant resource base at the Guanajuato and Topia operations to at least 40 million Ag eq oz, which would support a minimum ten-year mine life at the planned production rate.

Using metal prices of US$15/oz silver, US$900/oz gold, US$0.80/lb lead and US$0.75/lb zinc, the Company projects annual revenues in excess of CAD$50 million by 2012. Cash operating costs are anticipated to continue to decrease from existing levels towards US$4.00/oz of silver (net of by-product credits), thereby increasing profitability.

In order to achieve this accelerated growth, the Company has initiated investment in new equipment and plant upgrades for both mines and has commenced a significant drilling program. Over the next three years, spending on capital expenditures and exploration is projected to total approximately $22 million and $14 million, respectively. New underground mine development is anticipated to reach more than 10 kilometres at Guanajuato and 5.5 kilometres at Topia. Plant throughput is expected to approach capacities of 1,200 tonnes per day at Guanajuato and 220 tonnes per day at Topia.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

At Guanajuato, new development will focus on the deep extensions of the Rayas Clavo, the famous Valenciana mine, the Cata Clavo and the Guanajuatito Zone, and from new targets in between the major ore bodies along the 4.2 kilometre trend of the Veta Madre structure. In addition, plans are underway to de-water, explore and develop the San Ignacio Mine, a stand-alone operation in the La Luz District, approximately 20 kilometres by road from the plant and on care-and-maintenance since 2001.

At Topia, production will be increased on several of the 10 veins currently being developed. Specifically, the Argentina, Rosario and San Gregorio veins will provide the largest increases in tonnage. The recent acquisition of the La Prieta concession on the south side of the district will provide additional mill feed for the Topia Plant starting in the latter part of 2010, after the property has been drilled and a mine plan developed.

An estimated total of 65,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets. Based on previous experience, the discovery cost per ounce is expected to be about $0.50 or less. Initially, the focus will be on the deep drilling of the Rayas Clavo at Guanajuato, where drilling has commenced. Surface drilling at San Ignacio and on other targets within the La Luz trend will commence once specific targets have been identified and permits are in place.

The core objective of Great Panther’s new three-year strategy is profitable growth. The Company has achieved a fourth successive quarter of record earnings from mining operations and, providing metal prices remain robust, earnings are projected to continue to increase. The Company’s management considers the best way to capitalize on an increase in the silver price is to monetize it through production.

On November 17, 2009, the Company closed an equity offering for gross proceeds of more than $12.3 million. The Company is using the net proceeds of this offering to expedite its growth strategy. It has accelerated exploration drilling and mine development, acquired new underground mobile equipment and started infrastructure upgrades.

PROFILE AND STRATEGY

Great Panther Silver Limited (formerly known as Great Panther Resources Limited) is a revenue-generating, primary silver mining and exploration company, listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), awholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V (“MVS”). These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. In February 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V. (“EMR”). On November 30, 2009, EMR was merged with MVS to simplify the Company’s legal structure.

22 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Goals and Objectives

Great Panther’s mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious and base metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work.

Our primary goal is that of profitable growth, as we feel this is the key to maximizing long-term shareholder value. Our specific objectives are to grow our production and earnings from mining operations and realize positive cash flow while continuing to actively pursue exploration and development opportunities in Mexico.

Great Panther had an exceptional year in 2009, exceeding its key objectives. The Company is pleased to report the achievement of four consecutive quarters of positive cash flows from operations, as well as net profitability for the first time during the fourth quarter.

Key Performance Drivers

Great Panther’s ability to continue to successfully achieve its goals of increasing production while generating positive cash flow is dependent on a number of factors. These indicators are regularly measured and monitored, with timely feedback provided about progress toward achieving our goals. The Company’s key performance drivers are the following:

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

Volume

The Company operates two producing mines in Guanajuato and Topia in Mexico. Since commencing operations at these two mines in 2006, Great Panther has achieved continuous growth in production in excess of 20% per year to 2.2 million silver equivalent ounces in 2009. Our goal is to continue to achieve profitable growth by increasing production.

The Company’s 2010–2012 growth strategy focuses on an immediate and aggressive increase in production and resources while maintaining profitability. This three-year growth plan forecasts production of 2.6 million Ag eq oz in 2010, 3.1 million Ag eq oz in 2011 and 3.8 million Ag eq oz in 2012.

Fundamental to the growth in production is the growth in resources through delineation of mineralized zones on our existing mines, but also through the exploration and/or acquisition of other projects. Great Panther is committed to seeking out new opportunities to add to its project pipeline.

Resources

Definition of resources is essential to the future production capability of the Company. When Great Panther acquired its two mines in Mexico in 2005, there were no NI43-101 compliant resources on either property. Over the past six years, the Company has incurred $9.3 million and $6.7 million on mineral property exploration expenditures at Topia and Guanajuato, respectively, as it continues to build its internal and NI43-101 compliant resources.

On June 30, 2009, Great Panther reported its first NI43-101 compliant mineral resource estimate of 5,032,000 Ag eq oz on the zone known as the ‘Cata Clavo’ at the Guanajuato Mine. This resource estimate represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit. During 2009, NI43-101 compliant measured and indicated resources for Topia increased to 5.5 million Ag eq oz, as well as inferred resources of 5.7 million Ag eq oz, sufficient to support a 10-year mine plan.

As part of the previously mentioned three-year growth strategy, Great Panther intends to build its NI43-101 compliant resource base at the Guanajuato and Topia operations to at least 40 million Ag eq oz, which would support a minimum ten-year mine life at the planned production rate. An estimated total of 65,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets.

For more details on the Company’s resources, refer to the “Resources Update” section.

24 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Costs

Attaining and maintaining a low unit operating cost structure has been critical to achieving profitability. Metal prices can be volatile as recently experienced through the latter part of 2008 into the beginning of 2009. Having a low silver production cost base allows a company to remain profitable even during times of declining commodity prices and more flexibility in responding to the unexpected.

A vital aspect of achieving profitability is cost control. The Company has implemented a rigorous process to increase ore grades and silver production and contain operating costs. The result of our efforts is evident, as we were able to achieve our first ever quarter of net profitability in the fourth quarter of 2009.

This decrease in costs during fiscal 2009 was mainly due to reduced smelting and refining charges for the Guanajuato and Topia concentrates and sharply increased ore grades and silver production. The strategy to raise cut-off grades along with other efficiency initiatives to reduce costs is proving to be successful.

For the year ended December 31, 2009, the total combined cash cost per ounce, net of by-product credits, was US$5.58, which represents a 46% decrease from the US$10.25 reported for fiscal year 2008. The Company exceeded the target set for 2009 at the beginning of the year of US$7.00 to US$7.50 (subsequently revised to US$6.00 to $US6.50 in July 2009).

Prices

One of the Company’s objectives is to provide shareholders with leverage to future increases in silver price. To this end, the Company does not engage in any hedging arrangements on silver prices. Our share price tends to correlate very strongly with the price of silver. Since March 2008, Great Panther’s share price has had the greatest beta response to silver relative to other primary silver producers (source: Bloomberg and CIBC World Markets Inc.). Additional leverage comes through the participation in the growth of the Company itself.

The price of silver has fluctuated significantly in recent years. The silver price has improved to approximately $18 per ounce at the end of 2009 from around US$10 per ounce at the end of 2008. These fluctuations have considerable impact on our financial results. The following table summarizes the sensitivity of changes in the silver price and its effect on the Company’s 2010 revenue outlook:

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

	US$14.00	US$15.00	US$16.00	US$17.00	US$18.00	US$19.00	US$20.00
Guanajuato	$25,477,070	$26,774,022	$28,070,974	$29,367,926	$30,664,878	$31,961,830	$33,258,781
Topia	10,081,902	10,574,198	11,066,492	11,558,789	12,051,085	12,543,380	13,035,676
	$35,558,972	$37,348,220	$39,137,466	$40,926,715	$42,715,963	$44,505,210	$46,294,457

Note:	The table above represents estimated revenues (in CAD) for 2010, based on changes in silver prices (assuming constant prices of gold at US$1,000/oz, lead at US$0.80/lb, and zinc at US$0.80/lb).

The Company’s reported cash cost per ounce is affected by changes in metal prices of the by-products of silver, specifically gold, lead and zinc at Topia and gold at Guanajuato (see “Non-GAAP Measures” section). The following two tables summarize the effect of changes in prices of gold, lead and zinc on the Company’s 2010 estimated combined cash cost per ounce (in USD):

	US$700	US$800	US$900	US$1,000	US$1,100	US$1,200	US$1,300
Cost per ounce (USD)	$7.03	$6.54	$6.05	$5.56	$5.07	$4.58	$4.09

(Assuming constant prices of silver at US$16/oz, lead at $0.80/lb, and zinc at $0.80/lb)

			Changes in Zinc Prices (per lb)
	US$0.50	US$0.60	US$0.70	US$0.80	US$0.90	US$1.00	US$1.10
US$0.50	$6.21	$6.10	$5.99	$5.88	$5.78	$5.67	$5.56
US$0.60	$6.10	$5.99	$5.88	$5.78	$5.67	$5.56	$5.46
US$0.70	$5.99	$5.88	$5.78	$5.67	$5.56	$5.46	$5.35
US$0.80	$5.88	$5.78	$5.67	$5.56	$5.46	$5.35	$5.24
US$0.90	$5.78	$5.67	$5.56	$5.46	$5.35	$5.24	$5.13
US$1.00	$5.67	$5.56	$5.46	$5.35	$5.24	$5.13	$5.02
US$1.10	$5.56	$5.46	$5.35	$5.24	$5.13	$5.02	$4.91

(Assuming contant prices of silver at US$16/oz, and gold at US$1,000/oz)

Capabilities to Deliver Results

To continue to grow our business and achieve our goals, we have established and continue to emphasize three core areas. We believe these three key components will allow us to execute our strategy successfully.

Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our team by giving them the tools and training they need to be effective.

26 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Our ability to recruit and retain qualified employees is critical to our success as a company. In addition to our experienced key personnel, we look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company.

As part of our commitment to our employees, we have a company policy of granting stock options to all employees throughout the company to build loyalty as well as align their performance with corporate goals and objectives.

Our processes

Our operations focus on the initial stages of the silver mining chain: exploration, mining and processing. The Guanajuato and Topia operations depend on the discovery of new mineralization. New discoveries that are close to the existing operations mean that the time from discovery to production is reduced and, by utilizing existing infrastructure, the capital requirement is lower.

The performance of the mining and processing operations builds on a sound base and continues to improve to new record levels. We are fortunate to have a highly experienced team of underground miners and metallurgists.

Mine development focuses on accessing near-term production targets and providing underground drilling platforms for deeper exploration to ensure resources and mine life are extended. At Guanajuato, near-term targets include the Cata Clavo and Guanajuatito North Zone as well as the newly discovered Los Pozos and Santa Margarita zones, while new drilling stations are being provided for the Deep Rayas and Guanajuatito exploration programs. Topia continues to be successful in increasing production while adding resources through a combination of underground development and surface exploration drilling. The success of vigilantly implemented mine grade control procedures, coupled with the replacement of obsolete underground mobile equipment, provides the foundation for significantly improved mining operations, ore grades and silver production.

Ore processing is supported by metallurgical testwork programs under the direction of a senior metallurgical consultant. This, together with the local expertise, results in continuous improvement in processing performance.

Our location

Great Panther is focused on Mexico for several reasons. Mexico is second only to Peru in terms of global silver production and contains more primary silver mines than any other country. It has a rich mineral endowment and a long history of mining. This mining culture continues today and mining companies in Mexico typically enjoy strong support from all levels of government and from the local people.

As part of NAFTA, Mexico has a stable political and economic environment in which to operate. In addition, due to the climate, most projects can be worked year round and many can be reached in a single day from Vancouver. Great Panther’s Guanajuato Mine is serviced by an international airport only 30 minutes away.

Although there are more than 200 mining/exploration companies working in Mexico, Great Panther had the advantage of being an “early mover” and has a broad base of contacts, which benefits its mining operations and exploration programs and provides exposure to new opportunities. The Company’s executive team has extensive experience and knowledge of business in Mexico to capitalize on future opportunities.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 27

MANAGEMENT'S DISCUSSION AND ANALYSIS

MINING OPERATING RESULTS

	Guanajuato		Topia		Consolidated
	2009 Q4	2009	2009 Q4	2009	2009 Q4	2009
Tonnes milled	39,853	138,517	7,268	30,045	47,121	168,562
Custom milling (tonnes)	–	–	2,450	11,017	2,450	11,017
Gold ounces	2,367	6,748	89	403	2,456	7,151
Silver ounces	287,101	1,019,751	102,925	437,079	390,026	1,456,830
Lead tonnes	–	–	205	871	205	871
Zinc tonnes	–	–	248	1,057	248	1,057
Silver equivalent ounces (1)	470,025	1,541,220	155,263	661,236	625,288	2,202,456
Cost per ounce (USD)	$3.40	$4.68	$8.45	$7.76	$4.80	$5.58

(1)

For 2009, silver equivalent ounces for each metal were established using commodity prices of: US$850 per oz, US$11 per oz, US$0.50 per lb, and US$0.50 per lb for gold, silver, lead and zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

Guanajuato Mine

Location	Guanajuato, Mexico

Employees and Contractors	537

2009 Production	1,541,220 Ag eq oz

2009 Cost per Oz	US$4.68

The Guanajuato Mine had an outstanding fourth quarter, achieving records for both gold and combined metal production. Metal production totalled 287,101 oz Ag and 2,367 oz Au, or 470,025 Ag eq oz, from 39,853 tonnes of ore with an average grade of 271g/t Ag and 2.14g/t Au. The quality of ore represents excellent silver values and the highest gold value to date.

Metal production for the year was 1,019,751 oz Ag and 6,748 oz Au, or 1,541,220 Ag eq oz, which was 4% greater than planned and a 37% increase over 2008.

Plant performance at Guanajuato was very good in the fourth quarter with record gold recovery of 86.4% and satisfactory silver recovery. The quality of the concentrates remained high at 13,488g/t Ag and 111g/t Au.

28 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2009	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2008
Tonnes milled	39,853	34,325	32,606	31,732	138,516	38,498	37,237	38,951	40,393	155,079
Production
Silver (ounces)	287,101	288,087	220,742	223,821	1,019,751	269,795	177,810	201,815	198,663	848,083
Gold (ounces)	2,367	1,872	1,379	1,130	6,748	1,479	1,166	1,474	1,369	5,488
Silver equivalent
ounces (Ag eq oz)	470,025	432,795	327,295	311,105	1,541,220	343,738	236,097	275,515	267,132	1,122,482
Average ore grade
Silver (g/t)	271	315	254	258	275	254	179	192	188	203
Gold (g/t)	2.14	2.00	1.55	1.36	1.79	1.44	1.26	1.50	1.40	1.40
Metal recoveries
Silver	82.6%	82.9%	83.0%	84.9%	83.3%	85.8%	83.0%	84.0%	81.5%	83.7%
Gold	86.4%	84.8%	84.6%	81.6%	84.8%	83.1%	77.5%	78.3%	75.5%	78.6%
Concentrate grades
Silver (g/t)	13,488	14,131	15,126	11,675	13,518	13,525	9,755	8,411	6,402	9,476
Gold (g/t)	111	92	94	59	89	74	64	73	44	61

Mining is being carried out on the Cata Clavo, the Rayas and the Guanajuatito areas, all with high silver and gold values. New development areas such as the gold-rich Santa Margarita vein and the Los Pozos zone in the Rayas area, in addition to excellent production from the high grade Cata Clavo and the Guanajuatito North Zone, contributed to the improved grades and production. The Promontorio area, which was suspended a year ago, has been re-opened for exploratory development.

Mining of the Cata Clavo reached the 490 level, where development was carried out on the Veta Madre and Alto 1 veins. Stoping from the 460 level advanced well, such that production from Cata averaged more than 250 tonnes per day, or 50% of the total Guanajuato production, at estimated grades of 277g/t Ag and 1.6g/t Au.

Mining at Guanajuatito focused on the North Zone, with cut and fill stoping from the 50 and 80 levels. Ore production averaged 115 tonnes per day at excellent estimated grades of 318g/t Ag and 2.3g/t Au.

At Rayas, development focused on our new discoveries, the Los Pozos and Santa Margarita structures, which continued to demonstrate significant potential. Development of Los Pozos was extended to the 298 and 310 levels, from which 4,600 tonnes were mined grading 340g/t Ag and 1.9g/t Au. Production is being accelerated in the first quarter 2010 with the introduction of new mining equipment. A new electric–hydraulic drill jumbo has been installed in the Los Pozos development area, which will facilitate faster development and increased production.

The gold-rich Santa Margarita vein was explored by ramp development below the 390 level, with ore grades from development on vein estimated to be more than 8.0g/t Au. It was this source of gold-rich ore that contributed to the higher gold production in the quarter. Gold production from this vein will continue to increase during 2010.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 29

MANAGEMENT'S DISCUSSION AND ANALYSIS

Diamond drilling to explore for extensions of, and better define, the Cata Clavo, around and below the 490 level is underway. Diamond drilling is also in progress to define and explore the Los Pozos structure between the 275 and 345 levels. An extensive exploration drill program is being initiated in the first quarter of 2010 to explore the deeper extensions of the Rayas structures, including the Santa Margarita vein.

Mining of the Guanajuatito North Zone from the 80 and 50 metre levels continued. The grade and tonnes of ore mined (8,270 tonnes at 318g/t silver and 2.25 g/t gold) remained very positive as mining efficiency benefited from improved ground support measures.

	2009 Q4	2009	2008 Q4	2008
Cash production costs	$3,116,582	$11,041,788	$2,698,674	$11,923,870
Smelter and transportation	200,413	798,641	533,637	1,837,700
Cost of sales	3,316,995	11,840,429	3,232,311	13,761,570
By-product credits(1)	(2,375,665)	(6,650,876)	(1,195,890)	(4,501,327)
CAD Cash operating costs	941,330	5,189,553	2,036,421	9,260,243
USD Cash operating costs	891,390	4,549,542	1,597,805	8,688,326
Payable Silver Production	262,430	972,846	267,517	857,829
USD Cash cost per ounce of silver	$3.40	$4.68	$5.97	$10.13

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold, lead and zinc for Topia and gold for Guanajuato.

The cash operating cost per ounce of silver (refer to “Non-GAAP Measures” section) at Guanajuato for the fourth quarter continued to decrease to US$3.40, a 43% decrease from US$5.97 in Q4 2008. During the quarter, higher silver production as well as improved by-product credits from increased gold production and metal prices continued to reduce mine operating costs. The lower cash cost per ounce for the fourth quarter also reflects significantly reduced smelting and refining costs compared to the prior year. Actual year to date cash operating cost per ounce  of silver at US$4.68 was well below the 2009 projected cost of US$5.60.

Topia Mine

Location	Durango, Mexico

Employees and
Contractors	226

2009 Production	661,236 Ag eq oz

2009 Cost per ounce	US$7.76

30 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Topia produced 102,925 oz of silver, 89 oz of gold, 453,216 lbs of lead, and 547,047 lbs of zinc from  milling 7,268 tonnes of ore in the fourth quarter of 2009. This equates to 155,263 Ag eq oz, which is 1% higher than the fourth quarter 2008. Overall ore grades were maintained at a high level at 481g/t Ag, 0.46g/t Au, 2.99% Pb and 3.78% Zn.

	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2009	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2008
Tonnes milled	7,268	7,679	7,837	7,261	30,045	7,511	9,701	8,649	9,457	35,318
Production
Silver (ounces)	102,925	110,724	112,616	110,814	437,079	89,168	105,235	85,320	86,476	366,199
Gold (ounces)	89	79	125	110	403	129	271	192	220	812
Lead (tonnes)	205	211	233	222	871	188	246	225	217	876
Zinc (tonnes)	248	263	270	276	1,057	249	370	218	237	1,074
Silver equivalent
ounces (Ag eq oz)	155,263	164,262	172,550	169,161	661,236	153,585	208,589	160,557	164,507	687,238
Average ore grade
Silver (g/t)	481	492	503	542	504	419	360	360	326	370
Gold (g/t)	0.46	0.40	0.59	0.56	0.50	0.53	0.79	0.85	0.80	0.84
Lead (%)	2.99	2.95	3.23	3.30	3.12	2.62	2.96	2.82	2.80	2.72
Zinc (%)	3.78	3.84	3.94	4.47	4.00	3.06	4.06	2.93	2.89	3.41
Metal recoveries
Silver	91.6%	91.2%	88.8%	87.5%	89.7%	86.6%	88.7%	85.3%	86.4%	87.1%
Gold	83.9%	79.8%	83.8%	84.1%	83.0%	83.8%	88.5%	81.6%	78.0%	84.9%
Lead	94.5%	93.0%	92.0%	92.5%	92.9%	89.9%	92.2%	92.2%	90.8%	91.1%
Zinc	90.4%	89.3%	87.4%	85.1%	87.9%	83.8%	87.0%	86.0%	81.8%	85.6%
Concentrate grades
Lead
Silver (g/t)	8,786	8,971	8,207	8,707	8,655	8,324	6,895	6,574	5,808	6,793
Gold (g/t)	6.93	5.68	8.08	7.59	7.10	8.96	13.39	13.69	12.64	13.65
Lead (%)	58.64	57.16	57.00	58.62	57.83	55.34	60.87	58.12	55.06	54.27
Zinc (%)	9.24	10.14	9.71	9.81	9.73	9.46	8.95	8.12	7.25	10.29
Zinc
Silver (g/t)	447	449	483	470	463	438	318	467	452	473
Gold (g/t)	1.01	0.96	1.43	1.35	1.20	1.76	1.91	2.19	1.16	2.34
Lead (%)	0.91	0.74	0.94	0.79	0.85	1.63	1.25	1.55	1.26	1.76
Zinc (%)	55.41	54.78	53.14	55.29	54.63	52.12	53.88	49.63	49.42	50.69

The plant performance at Topia was excellent in the fourth quarter, with record metal recoveries of 91.6% for Ag, 83.9% for Au, 94.5% for Pb, and 90.4% for Zn compared to 91.2% for Ag, 79.8% for Au, 93.0% for Pb and 89.3% for Zn in the third quarter of 2009. In addition to processing 7,268 tonnes from the Company’s mines, 2,450 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down. Over the past year, Topia has transformed its operations with very positive results. Ore quality and metal production continues to excel at a much lower cost per ounce of silver as the focus has shifted to production stoping, with exploratory development limited to higher grade mining areas, while the plant metallurgical performance has continued to improve.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 31

MANAGEMENT'S DISCUSSION AND ANALYSIS

Metal production for the year was 437,079 oz Ag, 403 oz Au, 1,919,816 lbs Pb, and 2,331,015 lbs Zn, or 661,236 Ag eq oz, which was 12% greater than planned and within 4% of 2008.

A short surface exploratory drill program was completed in the third quarter of 2009, aimed at exploring extensions on strike from, and at depth below, existing workings on the Cantarranas (East), San Gregorio, Rosario, Recompensa and Veta Madre (El Ochenta) veins. A total of twenty-one diamond drill holes were completed totalling 2,649 metres.

At the Recompensa vein, four holes were completed along approximately 300 metres of strike length and 50 metres below the existing mine workings. The western most hole, ST09-092, intersected 0.50 metres (0.2 metres True Width (“TW”)) at 67g/t silver, 7.6g/t gold, 0.17% lead, and 1.04%  zinc. The two eastern most holes are particularly notable, with results as follows:

  ST09-094 intersected 94g/t silver, 12.5g/t gold, 3.86% lead, and 1.36% zinc over 0.30 metres (0.23 metres TW),

  ST09-095 intersected 76g/t silver, 20.9g/t gold, 1.38% lead, and 9.79% zinc over 0.35 metres (0.27 metres TW).

Other highlights included:

  ST09-088 at the San Gregorio vein: 0.32 metres (0.18 metres TW) at 4,340g/t silver, 0.46g/t gold, 7.0% lead, and 9.6% zinc.

  ST09-091 at the El Rosario vein: 2.7 metres (1.73 metres TW) at 1,051g/t silver, 0.22g/t gold, 2.01% lead, and 7.83% zinc.

At the San Gregorio vein, drilling was focused 30 to 50 metres below the present development along approximately 250 metres of strike length. Of the four holes drilled here, all intersected the vein, with two having exceptional results. ST09-088 intersected 0.52 metres (0.30 metres TW) at 1,503 g/t silver, 0.2 g/t gold, 4.5% lead, and 6.26% zinc, including 0.32 metres (0.18 metres TW) at 4,340 g/t silver, 0.46 g/t gold, 7.0% lead, and 9.6% zinc. ST09-089 intersected 1.05 metres (0.52 metres TW) at 498 g/t silver, 0.37 g/t gold, 0.41% lead, and 11.64% zinc.

At the El Rosario vein, drilling was focused 30 to 50 metres below the west end of the present development. Both holes had exceptional results, with ST09-090 intersecting 0.45 metres (0.22 metres TW) at 1,740 g/t silver, 0.05 g/t gold, 5.45% lead, and 8.37% zinc. ST09-091 intersected 2.7 metres (1.73 metres TW) at 1,051 g/t silver, 0.22 g/t gold, 2.01% lead, and 7.83% zinc, along with a foot wall zone of 1.0 metre (0.64 metres TW) at 686 g/t silver, 0.10 g/t gold, 1.72% lead, and 11.14% zinc.

The area between the current workings of the Hormiguera mine and the San Miguel mine, Level A, 110 metres vertically apart, was explored with six drill holes. The Cantarranas and San Miguel veins were intersected, along with the newly discovered San Jorge vein, demonstrating good continuity of these narrow veins with highly variable grades. Further follow-up drilling will be done in 2010 to justify the expansion of mining in this highly prospective area.

The El Ochenta mine is currently exploiting two silver-rich parallel veins in the hanging wall of the Madre vein. Two holes were drilled below present workings to test the depth potential. Both holes intersected the veins. Further exploration in 2010 will focus on the lateral extensions of these veins.

As detailed in the mine expansion plans in the news release on Sept 16, 2009, the focus of the surface drill program was to work closely with the mine engineers in drilling areas that were being considered for future development, in order to prioritize

32 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

areas and to increase the mineral resource. Based on the results of the 2009 drilling program, a more aggressive surface drill program is being planned to expand the mineral resource on veins presently being exploited and to explore a number of highly prospective veins and vein segments elsewhere on the Company’s extensive land package. Resources have yet to be evaluated for the above six veins and a new update, including these drill results, as well as those from the newly planned drill program, is expected later in 2010.

Ore was mined from twelve separate small mines. Production from the San Gregorio and El Rosario veins contributed one-third of the silver production during the fourth quarter of 2009, and new development on both veins will ensure further improved production in 2010. Production from the Argentina vein will also increase as accelerated development and stoping are facilitated by the addition of new mobile equipment in the first quarter of 2010. Over the next two years, the mine will be developed to the sixth level with a significant increase in production. Measured and indicated resources are estimated at 117,000 tonnes, while inferred resources potentially add another 152,000 tonnes at silver grades exceeding 600 g/t or 20 oz per tonne.

Topia focuses on the clean mining of high grade narrow veins to further increase ore grade. Exploratory development is limited to known areas where there is high potential for wider and higher grade veins. Elsewhere, the emphasis is towards stoping with strict grade control. Results of an exploratory diamond drill program were very encouraging and a new program will be conducted in the first quarter of 2010 to extend the mining potential of known veins and explore other veins. The acquisition of the 94-hectare La Prieta concession in the Topia District was a strategic move that should lead to additional production later in 2010, once the vein has been drilled and a mine plan put in place. La Prieta is within easy trucking distance of the Topia plant.

During the second quarter of 2009, new contracts for the sale of Topia’s lead and zinc concentrates were signed with one of the world’s largest commodities trading companies. The contracts are effective through to December 31, 2010 and allow the Company to achieve reductions in unit costs at its Topia operations. Under the agreements, concentrates are trucked by road from the Topia mine to the Pacific coast port of Manzanillo. The port facility in Manzanillo receives and stores the concentrate before exporting it by ship to Asian smelters, mainly in China. Over the last year, Asian demand for concentrates has increased dramatically, such that highly competitive terms are now being offered. These new, lower terms outweigh the added transportation costs when compared to selling concentrates to the Mexican lead and zinc smelters. Concentrates from a number of sources are blended to meet the various requirements of the Asian smelters.

Cost per ounce for the fourth quarter of 2009 was US$8.45, decreasing 32% from US$12.45 in the fourth quarter of 2008. Cost per ounce for the year ended December 31, 2009 was US$7.76, representing a 26% decrease from US$10.52 for the year ended December 31, 2008 and over 30% below the projected cost per ounce for 2009 of US$11.00 to US$11.50 per Ag oz. In addition to the better smelter terms, Topia’s unit cost of silver production is decreasing due to higher silver production and improved by-product credits from higher base metal prices. Cost per ounce in the fourth quarter of 2009 was higher than the average cost for 2009 due to increased development and site preparation costs, decreased custom milling tonnage and performance bonuses paid in December 2009.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 33

MANAGEMENT'S DISCUSSION AND ANALYSIS

	2009 Q4	2009	2008 Q4	2008
Cash production costs	$1,403,101	$4,975,129	$1,116,884	$5,552,272
Smelter and transportation	328,575	1,344,896	474,433	1,340,743
Cost of sales	1,731,676	6,320,025	1,591,317	6,893,015
By-product credits	(831,982)	(2,740,204)	(288,220)	(2,808,326)
CAD Cash operating costs	899,694	3,579,821	1,303,097	4,084,689
USD Cash operating costs	851,907	3,136,307	1,102,939	3,833,200
Payable Silver Production	100,852	403,917	88,572	364,322
USD Cash cost per ounce of silver	$8.45	$7.76	$12.45	$10.52

MINERAL EXPLORATION PROPERTY UPDATES

During the third quarter, the Company decided to terminate its option on the Mapimi project. Management has determined that it is uneconomical to continue with this project and the Company is focusing its efforts on expanding the production and resources at its existing mines.

The Company currently has one exploration property, known as the San Antonio Project.

San Antonio Project

The San Antonio project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became anon-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. (“Altair”) can earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a four-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project.

No fieldwork was conducted on the property during 2009. Subsequent to the year-end, Altair terminated its option on the property. The companies have agreed on an arrangement for Altair to issue shares-for-debt in the amount of $167,680 to Great Panther for costs associated with the project owing at January 31, 2010.

RESOURCES UPDATE

Guanajuato Mine

In June 2009, Wardrop Engineering Inc. (“Wardrop”), a Tetra Tech Company, of Vancouver, B.C., completed the first NI43-101 compliant mineral resource estimate on the Cata Clavo zone. The new resource estimate of 5,032,000 indicated Ag eq oz and 285,000 inferred Ag eq oz represents only a very small part of the 4.2 kilometre strike length of the Guanajuato deposit owned by the Company. Further exploratory and delineation drilling are planned for Cata Clavo and other zones, such as Rayas, including the Santa Margarita vein and Los Pozos, in order to establish additional resources in the future.

34 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Indicated and inferred mineral resources at the Cata Clavo as estimated by Greg Mosher, P.Geo, qualified person, and reviewed by Gilles Arseneau, PhD, at Wardrop are tabulated below:

	ALTO 2		ALTO 1		MADRE		TOTAL
	$50 NSR	$37.50 NSR	$50 NSR	$37.50 NSR	$50 NSR	$37.50 NSR	$50 NSR	$37.50 NSR
Indicated
Tonnes	34,000	39,000	82,000	96,000	182,000	215,000	298,000	351,000
Ag (g/t)	396	359	883	776	377	339	518	462
Ag CAP (g/t)	349	318	467	419	377	339	398	359
Au (g/t)	1.46	1.36	3.26	2.85	1.09	0.99	1.73	1.55
Au CAP (g/t)	1.43	1.33	1.75	1.55	1.09	0.99	1.31	1.19
Inferred
Tonnes	3,000	4,000	6,000	8,000	9,000	11,000	19,000	24,000
Ag (g/t)	518	473	233	209	389	340	366	319
Ag CAP (g/t)	370	340	233	209	389	340	337	296
Au (g/t)	1.58	1.48	0.69	0.62	1.25	1.10	1.14	1.01
Au CAP (g/t)	1.43	1.35	0.69	0.62	1.25	1.10	1.11	0.98

Production from the Cata Clavo represents between 50%–60% of the total Guanajuato metal production and the resource estimate positively supports the potential for further increases in production.

Exploration spending at Guanajuato for the new strategy is projected to total approximately $10 million over the next three years. New underground mine development is anticipated to reach more than 10 kilometres at Guanajuato, some of which is designated for exploration drilling. An estimated total of 45,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets. Of this total, 18,000 metres are planned in 2010, when the focus will be on the deep drilling of the Rayas Clavo at Guanajuato where drilling has commenced. Surface drilling at San Ignacio and on other targets within the La Luz trend will commence in 2010 once specific targets have been identified and permits are in place.

Topia Mine

On July 21, 2009, the Company announced an updated mineral resource for Topia. The 2009 mineral resource estimate comprises Measured & Indicated Mineral Resources of 173,103 tonnes at 552g/t silver, 0.99g/t  gold, 5.58%  lead and 4.83% zinc (5,458,218 Ag eq oz), as well as 174,562 tonnes of 633g/t silver, 1.03g/t gold, 5.10% lead and 3.84% zinc (5,692,957 Ag eq oz) in the Inferred category. At current production levels, management considers the new resource to be sufficient for at least a ten-year mine life.

The 2009 mineral resource estimate provides an update for the Argentina vein only, while the estimate delivered by Wardrop in 2006 for some of the other veins on the property came largely from the verification of Peñoles’ resources, and is still intact as mining to date has come from new mine development on these veins. (Resources for the “other veins” were estimated by Wardrop using metal prices as reported in the 2006 report.) The breakdown for the Argentina vein and“ other veins” in Topia is listed in the table below:

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 35

MANAGEMENT'S DISCUSSION AND ANALYSIS

2009 Resource Update
	Argentina			Other veins		Totals
				Measured &		Measured &
	Measured	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred
Tonnes	40,015	77,229	152,189	55,859	22,373	173,103	174,562
Silver (g/t)	669	642	690	345	243	552	633
Gold (g/t)	0.704	0.713	0.972	1.57	1.39	0.99	1.03
Lead %	6.85	6.12	5.36	3.91	3.31	5.58	5.1
Zinc %	4.78	4.58	3.67	5.21	4.97	4.83	3.84

When combined with the 2009 Argentina resource, the new total contained metal for each resource category is shown in the following table:

Contained Metals (All Veins)
	Tonnes	Au (oz)	Ag (oz)	Pb (lb)	Zn (lb)	Ag eq oz
Measured & Indicated Resources	173,103	3,080,954	5 ,507	21,278,080	18,430,862	5,458,218
Inferred Resources	174,562	3,560,237	5 ,793	19,585,856	14,746,998	5,692,957

The 2009 Argentina mineral resource calculation was based on a minimum net smelter return (“NSR”) value of US$75 per tonne (75%of total operating costs). The 2009 Argentina vein mineral resource value used the following assumptions: (1) June 1, 2009 concentrate sales contracts with Louis Dreyfus Commodities, which are effective until December 31, 2010; (2) average metal prices for April 2009, typical plant recoveries, and grade capping, all shown in the next table; and (3) 33% mine dilution.

Assumptions
	Au	Ag	Pb	Zn
Metal Prices (2009)	US$890/oz	US$12.50/oz	US$0.625/lb	US$0.625/lb
Plant Recoveries	85%	87%	92%	82%
Capping Grades	6 g/t	2,000 g/t	20%	20%

Percentage Increase in Argentina Vein Resources 2009 over 2008
	Tonnes	Au (oz)	Ag (oz)	Pb (lb)	Zn (lb)	Ag eq oz
Measured & Indicated Resources	20%	32%	46%	23%	20%	29%
Inferred Resources	101%	160%	131%	193%	214%	168%

36 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Exploration Potential has been estimated in-house only for the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges, and these are presented in the following table. The Exploration Potential is conceptual in nature and based on wide-spaced exploration drilling at Argentina, and exploration drilling and two development levels at Don Benito. There has been insufficient exploration to define a mineral resource from this data to date and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Exploration Potential
	Argentina	Don Benito
Tonnes	60,000 – 80,000	60,000 – 80,000
Silver	400 – 600 g/t	300 – 600 g/t
Gold	1 – 2 g/t	1 – 4 g/t
Lead	4 – 6%	4 – 8%
Zinc	2 – 4%	3 – 6%

These tonnages include some of the drilling and development completed during the spring of 2008, as well as ongoing underground drilling, and could represent another four to five years of mine life with further definition. The Argentina vein remains open to expansion at depth and for approximately 500 metres to the east below old mine workings. Additionally, development and stoping on the Cantarranas (Hormiguera and San Miguel mines), El Rosario, San Gregorio, and Recompensa veins will lead to future mineral resource estimates.

Exploration spending at Topia for the new strategy is projected to total approximately $4 million over the next three years. New underground mine development, much of which will support exploration and resource development, is anticipated to reach more than 5.5 kilometres at Topia. An estimated total of 20,000 metres of exploration drilling will concentrate on defining resources, looking for vein extensions and testing new targets. In 2010, planned surface exploration diamond drilling totals 6,000 metres.

The Company expects to report updated NI43-101 compliant resources for the Topia mine during the fourth quarter of 2010.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 37

MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED ANNUAL INFORMATION
	2009	2008	2007
		(Revised) (3)
Revenue	$31,731,715	$22,445,438	$15,523,094
Cost of Sales (excluding amortization and depletion)	16,767,683	18,144,223	14,152,657
Earnings from mining operations (1)	14,964,032	4,301,215	1,370,437
Loss before provision for income taxes	(198,791)	(14,937,341)	(17,129,388)
Loss for the year	(866,851)	(13,760,826)	(19,700,861)
Loss per share, basic and diluted	(0.01)	(0.17)	(0.27)
Adjusted EBITDA (2)	6,975,896	(7,888,844)	(11,360,643)
Cash and cash equivalents	13,312,091	606,244	5,357,977
Total assets	37,174,266	22,310,681	31,053,110
Total liabilities	10,318,156	12,492,776	9,856,641
Total long term liabilities	6,231,155	7,589,943	7,551,286
Working capital	18,152,744	1,320,087	10,659,942

(1)	“Earnings from mining operations” is a non-GAAP measure and is defined as mineral sales less cost of sales (excluding amortization and depletion). Refer to the “Non-GAAP Measures” section.

(2)

“Adjusted EBITDA” is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense and non-recurring items. Refer to the “Non-GAAP Measures” section for a reconciliation of standardized and adjusted EBITDA to the financial statements.

(3)

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered material to be recorded last year. This adjustment was initially recorded during the first quarter of 2009. The current year’s net income (loss) has been adjusted to reflect the subsequent recording of this adjustment in 2008.

Certain comparative figures have been reclassified to conform with current period presentation.

RESULTS OF OPERATIONS

The Company earned revenue of $9.9 million for the three months ended December 31, 2009 compared to $5.5 million for the same period in 2008. This 80% increase in revenue is mainly due to increased production, increased metal prices, as well as more favourable smelter terms being realized at both mines. The combined metals output from Topia and Guanajuato for the fourth quarter was 625,288 Ag eq oz, a 26% increase compared to 497,323 for the fourth quarter in 2008. For the three months ended December 31, 2009, gold, silver, lead and zinc prices all increased by 39%, 72%, 84% and 87%, respectively, on a year-over-year basis.

38 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Revenue for the year ended December 31, 2009 was $31.7 million, an increase of $9.3 million or 41% as compared to 2008. This increase is primarily a result of higher production and lower smelting and refining costs, which are netted against revenue. Total production for the 2009 fiscal year of 2,202,456 Ag eq oz increased by 22% from 1,809,720 Ag eq oz in 2008. Smelting and refining costs for Guanajuato were reduced substantially during the last half of the fourth quarter of 2008, when a new customer contract was negotiated. The full effect of the cost savings is reflected in 2009. The Company also negotiated more favourable, open market terms for spot sales of Topia’s lead concentrate during the first half of 2009. These savings were partially offset by general decreases in metal prices. Compared to 2008, average silver, lead and zinc prices for the year ended December 31, 2009 decreased by 3%, 18%, and 12%, while the gold price increased 12%.

The Company completed exploratory diamond drilling and continued development at both mines. At Topia, results were reported from a short surface exploration drilling program of 21 drill holes totalling 2,649 metres, intersecting the Cantarranas, San Gregorio, Rosario, Recompensa and Veta Madre (El Ochenta) veins. Exploration development continued on the ten veins being mined. At Guanajuato, development continued on the 390 level, which provides a platform from which exploration drilling has been initiated to target the deep area below the Rayas Clavo and short-hole diamond drilling, nine drill holes totalling 251 metres, tested the Guanajuatito North Zone.

Exploratory development work continues on many high grade veins at Topia, with priority on the San Gregorio, Rosario, Recompensa, Cantarranas and Don Benito veins. Stoping has been initiated at Argentina, Level 2, where good grades and better widths are already resulting in an increase in production.

At Guanajuato, underground drilling of the Cata Clavo, from stations along the access ramp below the 460 metre level, is underway. This drilling will confirm and provide more data to better define the Veta Madre, Alto 1 and Alto 2 structures and to test for potential extensions. Further underground drilling continues to assess the extent of the mineralization, both to the northwest and down dip.

Development has advanced with very encouraging results from channel sampling on the new discoveries of Santa Margarita and Los Pozos. Sampling on the lowest and most recent “leg” of the Santa Margarita ramp has returned average grades of 8.07g/t gold and 25g/t silver along a strike length of 86 metres and over a ramp width of 3.41 metres (approximately 2.5 metres true width). In addition, the 310 sublevel has been driven for 80 metres along the strike length of the Los Pozos mineralization, where four cross cuts have exposed the complete width of the zone. Results of channel sampling of the cross cuts include the 295N, which cut 16.45 metres (11.5 metres true width) grading 546g/t silver and 2.50g/t gold and the 335N, which intersected 13.0 metres (9.1 metres true width) with a composite grade of 733g/t silver and 2.11g/t  gold.

The Santa Margarita structure is located near the upper contact of a structure-parallel diorite dyke, a contact that has seen little to no historical exploration along more than two kilometres of strike length from Rayas to Valenciana. The Veta Madre structure, the main focus of previous mining efforts at Guanajuato, occurs along or near the lower diorite contact. The Santa Margarita ramp development is currently being extended to the 435 level (1,665 metre elevation). Considering that gold-dominant mineralization in the Santa Margarita vein only begins at the 390 level (1,710 metre elevation), the zone holds significant promise at deeper levels.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 39

MANAGEMENT'S DISCUSSION AND ANALYSIS

On the Los Pozos structure, ramp access development has reached the 310 level (1,790 metre elevation), where sublevel development has been driven in the mineralized zone in preparation for mechanized cut and fill production mining. The first of three new underground drill jumbos has been installed in this area, which will facilitate faster ongoing development and increased production. In addition to the aforementioned channel sampling results, several new underground drill holes were completed on the Los Pozos zone, with the deepest hole, UT09-092, intersecting 11.6 metres (7.8 metres true width) grading 276g/t silver and 0.82g/t gold. Further core drilling at Los Pozos is planned and, in the interim, ramping will continue down to the 345 level (1,755 metre elevation).

Total plant throughput of the Topia and Guanajuato operations was 47,121 tonnes for the fourth quarter 2009, representing a 2% increase compared to 46,009 tonnes for the fourth quarter of 2008 and a 12% increase from the 42,004 tonnes processed in the third quarter of 2009. This increase in plant throughput reflects improvements in plant efficiencies and production planning. Metal recoveries and concentrate qualities continue to improve. These are results of the Company’s focus on development on and production from profitable areas, thereby reducing the cost per ounce of silver production and increasing profitability. This is evidenced by improved metal production, revenues and earnings from the operations of both mines.

Cost of sales (excluding amortization and depletion) was $4.7 million for the three months ended December 31, 2009, as compared to $4.0 million for the same period in 2008. For the year ended December 31, 2009 and 2008, cost of sales was $16.8 million and $18.1 million, respectively. The Company implemented cost reduction and mine site efficiency measures during the fourth quarter of 2008, which were continued through 2009. As a result, savings were realized from reduced mine operating costs for the full year in fiscal 2009. On a per silver ounce basis, costs have decreased significantly as costs were reduced and grades improved. For the three months ended December 31, 2009, the Company had earnings from mining operations of $5.2 million compared with $1.5 million for the same period in 2008, an increase of $3.7 million or 247%. Earnings from mining operations increased 248% to $15.0 million for the year ended December 31, 2009 from $4.3 million for the same period in 2008.

The total combined cash cost per ounce of silver produced, net of by-product credits, was US$4.80 for the fourth quarter of 2009, a 37% decrease compared to the combined cost per ounce of US$7.58 for the same period in 2008. For the year ended December 31, 2009 and 2008, the total combined cash cost per ounce was US$5.58 and US$10.25, respectively. The 46% year over year decrease was achieved by sharply reduced site-controlled costs and lower smelting and refining charges for Guanajuato and Topia concentrates. The strategy to focus on higher grade ore as well as other efficiency initiatives to reduce costs is proving to be successful.

40 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

The combined cash cost per ounce of US$4.80 and US$5.58 for the three months and year ended December 31, 2009,  respectively, compares well with the initially published 2009 forecast of US$7.00 to US$7.50 (subsequently revised to US$6.00 to $US6.50 in July 2009).

Amortization and depletion of mineral properties, plant and equipment for the three and twelve months ended December 31, 2009 was $0.9 million and $3.6 million, respectively, compared to $0.9 million and $4.3 million for the same periods in 2008. The year over year decrease was due to the extension of Topia’s mine life from a remaining three years to seven years at the end of 2008.

The Company incurred mineral property exploration expenditures of $0.4 million and $1.6 million for the three and twelve months ended December 31, 2009, respectively, compared to $0.3 million and $6.3 million for the corresponding periods in 2008. The significant year over year decrease in mineral property exploration expenditures was due to the deferral of most mine development that was not related to immediate production, as part of the cost containment program implemented in the fourth quarter of 2008. Exploratory drilling resumed at both Guanajuato and Topia during the third and fourth quarters of 2009.

Actual expenditures of $1.6 million in fiscal 2009 were higher than the Company’s previously anticipated spending of $1.0 million. This was mainly due to Topia surface drilling as the Company commenced its three-year growth strategy. The Company anticipates spending $6.3 million of mineral property exploration expenditures in 2010.

General and administrative expenses were $1.9 million for the fourth quarter of 2009, a $0.4 million increase compared to $1.5 million for the same period in 2008. This increase was primarily due to the payment of year-end performance bonuses in December 2009. For the years ended December 31, 2009 and 2008, general and administrative expenses totalled $5.8 million and $6.0 million, respectively. The $0.2 million year over year decrease was mainly due to $0.5 million of non-recurring costs incurred in 2008 relating to Value-Added Tax (“VAT”) recovery fees, a provision for potentially uncollectible VAT and a true-up of 2007 audit fees. These savings were partially offset by the payment of bonuses in the fourth quarter of 2009.

The Company had anticipated spending $5.3 million on G&A during 2009. Actual G&A expenses were $0.5 million more than previously anticipated, which was primarily due to unbudgeted year-end bonuses and business development costs. The Company plans to spend $5.2 million in general and administrative expenses in 2010.

For the three months and year ended December 31, 2009, the Company incurred stock-based compensation expense of $0.4 million and $2.4 million, respectively. An expense of $0.4 million recorded in the fourth quarter related to the granting of 855,000 incentive stock options to consultants, staff and a director at an exercise price of $0.90. During the third quarter of 2009, the Company issued 1,300,000 stock options granted to employees, consultants, directors and officers with an exercise price of $0.70, resulting in a $0.7 million stock-based compensation expense. During the first quarter of 2009, the Company recorded $1.3 million in stock-based compensation expense as a result of granting 6,222,700 incentive stock options to employees, consultants, directors and officers, of which 5,912,700 are exercisable at a price of $0.45 per share and 310,000 are exercisable at a price of $0.52 per share. The Company cancelled 4,556,700 incentive stock options exercisable at $0.90 and $1.42 per share, which had been granted in prior years.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 41

MANAGEMENT'S DISCUSSION AND ANALYSIS

During the third quarter of 2009, the Company repaid its $2.02 million, 8% per annum, unsecured convertible loan note by issuing 3,740,741 common shares at $0.54 per share. This transaction resulted in $0.05 million being charged as debt settlement expense to the income statement and $1.6 million being recorded against retained earnings for settlement of the convertible debt.

The Company recorded a foreign exchange gain of $0.2 million for the fourth quarter of 2009 and a foreign exchange loss of $0.4 million for the fiscal year 2009. For the three and twelve months ended December 31, 2008, the Company recorded a foreign exchange loss of $0.3 million and foreign exchange gain of $0.1 million, respectively. The foreign exchange loss for the fiscal year 2009 is mainly a result of the general appreciation of the Canadian dollar against both the United States dollar and the Mexican peso during the year, whereas the Canadian dollar weakened against both currencies in 2008.

For the three months ended December 31,2 009, the Company earned net income of $1.0 million, compared to a net loss of $1.2 million for the same period in 2008. For the year ended December 31, 2009, the Company has a net loss of $0.9 million compared to a net loss of $13.8 million for the year ended December 31, 2008. On a year over year basis, earnings from mining operations improved by $10.7 million during 2009, which was a result of the Company’s efforts to implement mine site efficiencies, increase production, and improve grades. The Company realized $4.7 million in year over year savings as a result of scaling down its exploration program in response to poor economic conditions in the latter half of 2008 and into the first part of 2009.

Standardized earnings before interest, taxes, depreciation and amortization (“EBITDA”) (refer to “Standardized and Adjusted EBITDA” in the “Non-GAAP Measures” section below) was $2.6 million and $4.5 million for the three months and year ended December 31, 2009.  This represents a significant improvement over EBITDA losses of $0.7 million and $9.5 million for the same periods in 2008. Adjusted EBITDA was $3.0 million for the fourth quarter and $7.0 million for the fiscal year 2009, compared to the losses of $0.7 million and $7.9 million reported for the three months and year ended December 31, 2008.

42 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

SUMMARY OF QUARTERLY RESULTS

	2009 Q4	2009 Q3	2009 Q2	2009 Q1	2008 Q4	2008 Q3	2008 Q2	2008 Q1
		(Revised) (2)		(Revised) (1)(2)		(Revised) (1)
Revenue	$9,850,074	$8,885,632	$6,721,688	$6,274,321	$5,482,342	$4,350,334	$6,717,080	$5,895,682
Cost of sales (excluding amortization & depletion)	4,698,174	4,637,437	3,732,207	3,699,865	4,008,363	5,184,125	4,946,534	4,005,201
Earnings from mining operations	5,151,900	4,248,195	2,989,481	2,574,456	1,473,979	(833,791)	1,770,546	1,890,481
Income (loss) for the period	1,036,994	(113,838)	(199,929)	(1,590,078)	(1,182,330)	(5,969,289)	(4,191,000)	(2,418,207)
Basic earnings (loss) per share	0.01	(0.00)	(0.00)	(0.02)	(0.02)	(0.07)	(0.05)	(0.03)
Diluted earnings (loss) per share	0.01	(0.00)	(0.00)	(0.02)	(0.02)	(0.07)	(0.05)	(0.03)
Adjusted EBITDA	3,036,760	1,857,129	1,117,569	964,438	363,078	(4,132,890)	(1,711,896)	(1,357,084)
Cash and cash equivalents	13,312,091	2,907,568	2,140,004	1,985,101	606,244	1,096,432	4,428,801	5,138,215
Working capital	18,152,744	4,844,465	1,509,339	1,062,995	1,320,087	2,287,522	7,369,761	9,481,430

(1)

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered significant to be recorded last year. This adjustment was initially recorded during the first quarter of 2009. The current year’s net income (loss) has been adjusted to reflect the subsequent recording of this adjustment in 2008.

(2)

Income (loss) for the period was revised by $0.3 million for the three months ended March 31, 2009 and $0.2 million for the three months ended September 30, 2009 to account for an adjustment in stock compensation expense related to a change in the calculation of volatility.

Quarterly Trends

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production, metal prices and terms of sales agreements. Mineral property expenditures can vary from quarter to quarter, depending on when option payments are due and the stage of the exploration program (e.g., drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported income (loss) from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation, can be quite large in any given quarter.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 43

MANAGEMENT'S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation between the cash cost per ounce of silver and our cost of sales as reported in our Consolidated Statement of Operations.

	Guanajuato		Topia		Consolidated
	2009 Q4	2009	2009 Q4	2009	2009 Q4	2009
CAD Cost of sales	$3,133,587	$11,100,804	$1,564,587	$5,666,879	$4,698,174	$16,767,683
Smelting and refining	196,361	780,097	343,542	1,620,333	539,903	2,400,430
CAD Gross by-product revenue (1)	(2,388,618)	(6,691,348)	(925,572)	(3,303,685)	(3,314,190)	(9,995,033)
Cost of custom milling	–	–	(82,863)	(403,706)	(82,863)	(403,706)
CAD Cash operating costs	$941,330	$5,189,553	$899,694	$3,579,821	$1,841,024	$8,769,374
USD Cash operating costs	$891,390	$4,549,542	$851,907	$3,136,307	$1,743,297	$7,685,849
Payable Silver Production	262,430	972,846	100,852	403,917	363,282	1,376,763
USD Cash cost per ounce of silver	$3.40	$4.68	$8.45	$7.76	$4.80	$5.58
	2008 Q4	2008	2008 Q4	2008	2008 Q4	2008
CAD Cost of sales	$2,717,687	$12,030,276	$1,290,676	$6,113,947	$4,008,363	$18,144,223
Smelting and refining	514,624	1,731,294	591,745	1,948,078	1,106,369	3,679,372
CAD Gross by-product revenue(1)	(1,195,890)	(4,501,327)	(435,351)	(3,602,243)	(1,631,241)	(8,103,570)
Cost of custom milling	–	–	(143,973)	(375,093)	(143,973)	(375,093)
CAD Cash operating costs	$2,036,421	$9,260,243	$1,303,097	$4,084,689	$3,339,518	$13,344,932
USD Cash operating costs	$1,597,805	$8,688,326	$1,102,939	$3,833,200	$2,700,744	$12,521,526
Payable Silver Production	267,517	857,829	88,572	364,322	356,089	1,222,151
USD Cash cost per ounce of silver	$5.97	$10.13	$12.45	$10.52	$7.58	$10.25

(1)

Gross by-product revenue is revenue, before smelting and refining (which is expensed in cost of sales), derived from the by-products of silver, specifically gold at Guanajuato and gold, lead and zinc at Topia.

44 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Earnings from Mining Operations

Earnings from mining operations is defined as revenues less cost of sales, excluding amortization and depletion. Amortization and depletion is separately disclosed in our statement of operations.

Standardized and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, a Standardized definition of EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses.

The Company has also made an entity-specific adjustment to EBITDA to add back the non-recurring, non-cash charge relating to the settlement of its $2.02 million, 8% per annum unsecured convertible note in the third quarter of 2009.

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2009 and 2008 financial statements:

	2009 Q4	2009	2008 Q4	2008
Income (loss) for the period	$1,036,994	$(866,851)	$(1,182,330)	$(13,760,826)
Provision (recovery) of income taxes	431,509	668,060	(763,368)	(1,176,515)
Interest expense	219,014	1,168,799	309,822	1,155,197
Amortization and depletion of mineral
properties, plant and equipment	914,640	3,576,796	948,902	4,285,029
Standardized EBITDA	$2,602,157	$4,546,804	$(686,974)	$(9,497,115)
Stock-based compensation	434,603	2,377,927	–	1,608,271
Debt settlement expense	–	51,165	–	–
Adjusted EBITDA	$3,036,760	$6,975,896	$(686,974)	$(7,888,844)

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 45

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2009, the Company had working capital of $18,152,744 and cash and cash equivalents of $13,312,091 compared to working capital of $1,320,087 and cash and cash equivalents of $606,244 at December 31, 2008. This increase in liquidity in 2009 resulted from a $13.9 million increase in cash generated by operating activities, before changes in non-cash working capital, to $6.4 million in 2009 from cash used by operating activities of $7.4 million in 2008. This was partially offset by a decrease in non-cash operating working capital of $9.3 million. Cash flow from financing activities increased by $12.8 million primarily due to a financing completed in November 2009.

Great Panther plans to produce 2.6 million Ag eq oz in 2010 and invest $13 million in capital expenditures and $6.3 million in mineral property exploration expenditures. These investments in 2010 will include the purchase of new, more efficient mobile mining equipment, plant upgrades, significantly furthering mine development and ramping up exploratory drilling, and will make good progress towards the goal of increasing production to 3.8 million Ag eq oz and growing resources to 40 million Ag eq oz by 2012. Management anticipates that cash flow generated from mining activities along with working capital will be sufficient to fund the Company’s operations without requiring any additional capital during the next twelve months.

At the date of this MD&A, the Company had no material off-balance sheet arrangements such as obligations under guarantee contracts, contingent interest in assets transferred to any unconsolidated entity, obligations under certain derivative instruments, or obligation under a material variable interest held in any unconsolidated entity that provides financing, liquidity, market or credit risk.

Operating Activities

For the year ended December 31, 2009, cash flow provided by operating activities was $1.3 million. This compares to cash flow used in operating activities of $3.3 million in 2008. Before changes in non-cash working capital, the Company generated $6.4 million in operating cash flow during 2009, compared to cash outflow of $7.4 million in 2008. The year over year improvement is largely attributable to higher revenue from increased production, savings from mine site efficiencies, reduced smelting costs, reduced exploration and general and administrative expenses.

Changes in non-cash operating working capital decreased by $9.3 million during 2009 as accounts payables were brought current and deposits on equipment orders were made. Higher sales at the end of December 2009 resulted in increased trade accounts receivable compared to December 31, 2008, all of which has subsequently been collected.

Investing Activities

For the year ended December 31, 2009, the Company had a net cash outflow from investing activities for the development of mineral properties and purchase of capital assets of $1.8 million compared to $1.8 million in 2008. The Company also had $0.7 million of non-cash investing activities through a capital lease and promissory note in 2009, compared to $0.8 million of capital lease in 2008. This compares to the previously anticipated capital expenditures of $2.1 million. Great Panther

46 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

significantly curtailed capital expenditures beginning mid-2008 as the economy worsened. The Company started incurring capital expenditures in the fourth quarter of 2009 as the three-year growth strategy commenced. The Company plans to invest $13 million in capital expenditures in 2010.

Financing Activities

Cash flows from financing activities were $13.2 million during 2009 compared to $0.3 million in 2008. Proceeds received from equity financings and the exercise of warrants and options totalling $13.5 million were partially offset by a $0.4 million repayment of a capital lease obligation.

For the year ended December 31, 2009, the Company raised proceeds of $0.5 million through the exercise of warrants and $0.7 million through the exercise of options.

On January 23, 2009, the Company closed a private placement offering of 5,125,000 units of the Company(“Units”) at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. The Company received $85,000 of the gross proceeds in 2008. Each Unit comprised one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement were subject to a hold period that expired May 24, 2009. Each whole warrant entitled the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The financing proceeds were primarily used for additional working capital required in the beginning of 2009 at the Company’s 100% owned Guanajuato and Topia Mines in Mexico.

On September 24, 2009, the Company repaid its $2.02 million, 8% interest per annum, unsecured convertible loan note due March 9, 2010 by the issuance of 3,740,741 fully paid common shares of the Company at $0.54 per common share.

On November 17, 2009, the Company closed a short form prospectus equity offering for gross proceeds of $12,332,250 and paid cash issuance costs of $928,714. The common shares issued under the terms of the short form prospectus were free trading from the closing date. The offering consisted of 17,617,500 units at $0.70 per unit and each unit comprised one common share and one-half of one transferable share purchase warrant, each whole warrant exercisable to purchase one common share for a period of 24 months from the closing date, at an exercise price of $0.90. The agents received cash commission of 6% of the proceeds and 963,150 non-transferable Agents’ warrants equal to 6% of the units sold, net of sales arranged by the Company. Each Agents’ warrant is exercisable to purchase one common share for a period of 24 months from the closing date at a price of $0.90 per common share. The Company intends to use the net proceeds of this offering to accelerate exploration drilling, mine development, the acquisition of new underground equipment, mine infrastructure refurbishment, including power distribution at Guanajuato, and plant equipment replacement and upgrades at both Topia and Guanajuato. As well, the proceeds will be used for general working capital purposes and potential acquisition activity.

Subsequent to December 31, 2009, the Company received proceeds of $0.4 million on the exercise of 822,625 options and $0.5 million on the exercise of 1,228,256 warrants.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 47

MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2009:

	Within 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Long Term Debt (1)	$457,000	$4,359,000	$–	$–	$4,816,000
Capital Lease Obligations	846,000	69,000	–	–	915,000
Operating Leases	160,000	284,000	93,000	–	537,000
Purchase Obligations (2)	5,018,000	729,000	–	–	5,747,000
Other Long Term Obligations (3)	–	1,114,000	405,000	2,006,000	3,525,000
	$6,481,000	$6,555,000	$498,000	$2,006,000	$15,540,000

(1)	Long term debt includes convertible loan notes, which may be converted into common shares of the Company at the holders’ option at any time, and a promissory note.

(2)	Purchase obligations include commitments for consulting, laboratory, drilling, and equipment purchases.

(3)

Other long term obligations include the discounted cost estimate to settle the Company’s reclamation costs of the Guanajuato mine and Topia mine, which include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

2010 OUTLOOK

Great Panther has initiated its new strategy to accelerate production and increase resources at both Guanajuato and Topia. The new plan forecasts increases to 2.6 million Ag eq oz in 2010 and to 3.8 million Ag eq oz by 2012. In the fourth quarter of 2009, the Company successfully raised the financing required to initiate and accelerate this strategy. Subsequently, new equipment has been ordered and is being delivered to the mines, and exploration drill programs have started in the first quarter of 2010. Great Panther is confident that the targets outlined in its new strategy will be achieved or exceeded.

The Company will continue to provide silver equivalent totals but the volatility of metal prices in recent months has made this an inconsistent basis for comparison with past and future production, such that individual metal production will also be presented. The Company has used metal prices of US$11/oz Ag, US$850/oz Au, US$0.50/lb Pb and US$0.50/lb Zn for 2009 silver equivalent calculations. These have been revised in 2010 to US$16/oz Ag, US$1,000/oz Au, US$0.80/lb Pb and US$0.80/lb Zn.

Some highlights from the 2010 plan include:

	Guanajuato	Topia	Consolidated
Tonnes milled	174,000	34,500	208,500
Silver ounces	1,300,000	511,000	1,811,000
Gold ounces	8,300	600	8,900
Lead tonnes	–	1,100	1,100
Zinc tonnes	–	1,300	1,300
Silver equivalent ounces	1,820,000	820,000	2,640,000
Silver head grades (grams/tonne)	272	490	–
Silver recoveries	84%	94%	–
Production costs per ounce	US$4.50 – US$5.00	US$7.00 – US$7.50	US$5.50 – US$6.00

48 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Operations produced 1,456,830 silver ounces at a cash operating cost of US$5.58 per oz of silver, net of by-product credits, for the year 2009. This compares favourably to the forecasted range of US$6.00 to US$6.50 per silver oz, is well below current metal prices of approximately $17/oz Ag and represents a significant improvement over the 2008 cash cost of US$10.25/oz Ag. The cost per oz of silver is dependent upon mine site operating costs, silver production, the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits.

Management anticipates that unit costs will continue the current downward trend and Great Panther remains on course to achieve costs of US$4.00/oz by 2012. Cash flow generated from mining activities will be reinvested in operations for exploration and capital expenditures to increase resources and production. Surplus cash flow will be available for potential acquisitions as the Company continues to grow.

Both operations have demonstrated the ability to achieve higher silver production at a lower cost per ounce and with a higher profit margin. The Company’s emphasis will be on maintaining positive operating cash flow while developing and exploring to continually increase metal production. The Company’s production strategy is to increase silver production by 20% year-on-year at continually decreasing unit costs.

RISK AND UNCERTAINTIES

Commodity Price Risk

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any minerals discovered.

The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Mineral prices have fluctuated widely, particularly in recent years. As noted in the “Profile and Strategy” section above, metal prices changes can significantly affect the cost per ounce. Management is exploring possible hedging arrangements to limit the Company’s exposure to changes in prices of base metals, specifically lead and zinc.

Currency Risk

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. Revenues from the sale of concentrates are partially denominated in US dollars and partially priced at US dollars but paid in Mexican pesos. A significant portion of the Company’s costs are in Mexican pesos or US dollars. The Company manages its exposure by paying its Mexican peso costs in pesos received from

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 49

MANAGEMENT'S DISCUSSION AND ANALYSIS

concentrate sales and paying its US dollar expenditures in US dollars received from concentrate sales, thereby reducing the need to exchange currencies. The foreign exchange risk received from currency conversions for the Mexican operations is not significant and therefore the foreign exchange risk is not managed with hedging agreements. US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

Interest Rate Risk

The Company’s exposure to interest rate risk is limited to cash invested in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest and cash equivalents that are maintained in floating rates of interest. The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates.

With respect to financial liabilities, the convertible loan notes and promissory note carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and two capital leases carry fixed interest rates of at 10.5% and 12% per annum. As such, the Company is not subject to fluctuations in interest rates.

Credit Risk

The Company’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable. Cash and cash equivalents are held as cash deposits or invested in guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the bank and the investment grade of its guaranteed investment certificates. The Company assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers. The Company historically has not had issues with the collectability of its trade receivables because customers are large, multinational corporations.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient working capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

During the year ended December 31, 2009, cash flows provided by operations, as well as receipt of trade and VAT receivables, proceeds from the January 23, 2009 equity financing and draws on cash and cash equivalents, were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures, capital expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates, which are available on demand to fund the Company’s operating costs and other financial demands.

50 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

The Company will fund its 2010 budgeted activities and meet its contractual obligations through cash flow generated from operations and working capital.

Exploration and Development Stage of the Properties

Despite exploration work on the Company’s mineral properties and a long history of continuous production at both the Topia and Guanajuato Mines, and while there are historic and internally generated ore reserves, no ore reserves have been established to the satisfaction of NI43-101 on any of the mineral properties. In addition, the Company is in the exploration stage at the San Antonio project and substantial additional work will be required in order to determine if this property contains any economic deposits. Even in the event commercial quantities of minerals are discovered, these properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties, including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labor and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

To establish a more defined indication of the commercial viability and potential of our mines, the Company is planning a significant investment to expand the NI43-101 compliant mineral resource estimates for both the Guanajuato and Topia mines over the next three years.

Competition and Agreements with Other Parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

As discussed in the “Profile and Strategy” section above, the Company’s management consists of individuals with vast experience, knowledge, and contacts to capitalize on future opportunities.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 51

MANAGEMENT'S DISCUSSION AND ANALYSIS

Market Forces Outside the Control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, imports, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and, if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

To mitigate these risks and uncertainties that affect our operations and improve on predictability, the Company enters into contracts with customers and vendors.

Environmental Factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and a trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

The Company has taken a proactive approach to managing environmental risk. During 2008, the Company participated in a voluntary audit at its Guanajuato operations and commenced a multi-year environmental program working in cooperation with the Mexican environmental authority to ensure compliance with regulations governing the protection of the environment in Mexico.

Inherent Dangers with Mining

The development and operation of a mine involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Safety is the Company’s highest priority in operating its mines. A comprehensive safety program is in place at both mines, and meetings with employees and contractors are held on a regular basis to reinforce standards and practices. The Company also reviews its insurance coverage on an annual basis to maintain its adequacy and relevancy.

52 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the assessment of impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income taxes, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value assigned to the net assets acquired and liabilities assumed on acquisition, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company’s significant accounting policies is set out in note 2 of the consolidated financial statements for the year ended December 31, 2009.

The key risks to the assumptions used in the cash flows underlying the critical accounting estimates are: a prolonged decline in metal prices, a weakening of the US dollar against the Mexican peso and not achieving production forecasts.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine to which the assets relate. Management’s estimate of expected mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors.

Impairment of Long-lived Assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of carrying value over the estimated fair value of the asset.

At each reporting period and whenever events or circumstances indicate that an asset’s fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write-down is necessary. The Company considers metal prices, cost of production, resources, proven and probable reserves and salvage value of the property and equipment in its valuation.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 53

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company’s investment in its mineral property, plant, equipment and mine development. Management’s estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that, in the near term, changes that could adversely affect management’s estimate of net cash flows expected to be generated from its properties could occur, which may necessitate a write-down for asset impairment.

The Company has determined that no events or changes in circumstances occurred in 2009 that would indicate that the carrying amounts of its long-lived assets may not be recoverable.

Site Restoration Costs

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Although not requiring any cash outlay by the Company, changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income Taxes

The Company uses the asset and liability method, which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company’s future tax assets.

54 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (“AcSB”) issued CICA 3064, Goodwill and Intangible Assets, which replaces CICA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that there was no material impact on the financial position or operational results of the Company as a result of the adoption of this standard.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the AcSB issued EIC 173, which requires the Company to consider its own credit risk and the credit risk of its counterparties when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have an impact on the valuation of the financial assets and financial liabilities of the Company.

Mining Exploration Costs

In March 2009, the AcSB issued EIC 174, which provides guidance on the capitalization of mining exploration costs, particularly when mineral reserves have not been established and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The guidance provided by EIC 174 has been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

Fair Value Hierarchy

During the year, the AcSB amended CICA 3862, Financial Instruments – Disclosures, to require enhanced disclosures about the relative reliability of the data, or “inputs,” that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified in to one of three levels in the “fair value hierarchy” based on the lowest level input that is significant to the fair value measurement in its entirety. The amended section relates to disclosure only and did not impact the financial results of the Company. These disclosures are presented in note 14 to the consolidated financial statements.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 55

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Instruments – Recognition and Measurement

During the year, the AcSB amended CICA 3855 to (i) change the categories into which a debt instrument is required or permitted to be classified; (ii) change the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA 3025; (iii) require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances; (iv) provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of held-for-trading category; and (v) to clarify the application of the effective interest rate method after a debt instrument has been impaired. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

Business Combinations / Consolidated Financial Statements / Non-Controlling Interests

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. The Company does not expect the adoption of these sections to have an impact on its consolidated financial statements.

Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a significant impact on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

56 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

The execution of the Company’s IFRS conversion plan is underway, including the evaluation of the financial impact upon IFRS adoption, development of IFRS accounting policies, and redesign of business processes. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements, but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

Our planned transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been completed. The identified areas of accounting differences of highest potential impact to the Company, based on existing IFRS, are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1 “First-Time Adoption of  IFRS” (“IFRS1”).

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 201 1IFRS disclosure requirements; and development of required solutions to address identified issues. The Company is currently evaluating and finalizing IFRS 1 elections, developing accounting policies, redesigning business processes and considering the impact on information systems. To assist in this process, the Company has engaged consultants with extensive knowledge and experience with IFRS conversions.

To date, the Company has analyzed the functional currencies of its consolidated entities, identification of cash generating units, componentization of property, plant and equipment and accounting policy choices for exploration and evaluation expenditures. The Company has reached preliminary conclusions on the following IFRS 1 optional elections: business combinations, fair value as deemed cost election for property, plant and equipment, cumulative translation differences, share-based payment transactions and decommissioning liabilities. These conclusions are pending the Board of Directors’ approval. The Company has also begun preparing pro-forma January 1, 2010 financial statements, including notes. New accounting policies are presently being drafted.

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in mid 2010, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 57

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, promissory note and convertible loan notes. The Company is exposed in varying degrees to a number of risks arising from these financial instruments. Management’s close involvement in the operations allows for identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Company assumed long term debt for the purpose of purchasing equipment. The debt is secured by the underlying equipment. Other than this, the Company has no collateral on its debt. The Company’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. The types of risk exposure associated with financial instruments are discussed in the “Risks and Uncertainties” section.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	2009	2008	2007
Consulting fees paid or accrued to companies controlled by directors of the Company	$ 648,402	$ 595,823	$ 539,000

Consulting fees paid or accrued to companies controlled by officers of the Company	171,118	266,230	395,943

Cost recoveries received or accrued from a company with a common director of the Company	80,367	82,397	631,117

Office and administration fees paid or accrued to a company controlled by a director of the Company	68,711	36,138	39,879

As at December 31, 2009, $110,060 (2008 – $314,435; 2007 – $74,401) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $147,273 (2008 – $61,720; 2007 – $400,742) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

PROPOSED TRANSACTIONS

At the date of this MD&A, there are no proposed transactions being considered by the Company.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 113,350,512 common shares issued and 16,823,400 warrants and options outstanding.

58 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Two convertible notes, with a total carrying value of $4,050,000, carry a conversion feature whereby they may be converted into 1,800,000 common shares of the Company at a price of $2.25 per share.

Fully diluted, the issued and outstanding shares of the Company would be 130,173,912.

ADDITIONAL DISCLOSURE REQUIREMENTS

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report, which accompanies the consolidated financial statements.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 59

MANAGEMENT'S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions, as well as those factors discussed in the section entitled “Key Information–Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2009 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and, accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Silver Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

60 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

FINANCIALS

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in this Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report which appears herein.

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer
March 10, 2010	March 10, 2010

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 61

FINANCIALS

AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Great Panther Silver Limited as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
March 10, 2010

62 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Great Panther Resources Limited

We have audited the accompanying consolidated balance sheets of Great Panther Silver Limited (the “Company”) as  of  December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. We also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 21 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
March 10, 2010

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 63

FINANCIALS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Great Panther Silver Limited

We have audited Great Panther Silver Limited’s (the“Company”) internal control over financial reporting as of December31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2009 and our report dated March 10, 2010 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Vancouver, Canada
March 10, 2010

64 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS (Expressed in Canadian Dollars)
December 31, 2009 and 2008
	2009	2008
		(Revised
		note 2(a))
Assets
Current assets:
Cash and cash equivalents	$13,312,091	$606,244
Marketable securities	22,754	6,435
Amounts receivable (note 5)	5,539,238	3,737,925
Income taxes recoverable	342,217	431,523
Inventories (note 6)	1,438,376	945,506
Prepaid expenses, deposits and advances	1,585,069	495,287
	22,239,745	6,222,920
Mineral properties, plant and equipment (note 7)	14,934,521	16,087,761
	$37,174,266	$22,310,681

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$2,658,024	$4,466,335
Current portion of capital lease obligations (note 18(f))	800,761	436,498
Current portion of promissory note (note 9(a))	121,994	–
Current portion of future income tax liability (note 16)	506,222	–
	4,087,001	4,902,833
Long-term liabilities:
Capital lease obligations (note 18(f))	62,634	456,788
Promissory note (note 9(a))	118,424	–
Convertible loan notes (note 9(b))	3,356,397	4,651,690
Asset retirement obligations (note 10)	1,382,091	1,104,877
Future income tax liability (note 16)	1,311,609	1,376,588
	10,318,156	12,492,776
Shareholders’ equity:
Share capital (note 11(b))	75,910,220	57,865,462
Contributed surplus (note 11(c))	10,268,043	7,724,900
Equity component of convertible loan notes (note 9(b))	1,563,000	2,569,000
Advances on share subscriptions (note 11(f))	–	85,000
Accumulated other comprehensive income (loss) (note 12)	(22,773)	(37,592)
Deficit	(60,862,380)	(58,388,865)
	26,856,110	9,817,905
Nature of operations (note 1)
Commitments and contingencies (note 18)
Subsequent events (note 20)
	$37,174,266	$22,310,681

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Martin B. Carsky, Director	Kaare G. Foy, Director

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 65

FINANCIALS

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Expressed in Canadian Dollars)
Years ended December 31, 2009, 2008 and 2007
	2009	2008	2007
		(Revised
		note 2(a))
Revenues:
Mineral sales	$31,731,715	$22,445,438	$15,523,094
Cost of sales (excluding amortization and depletion)	16,767,683	18,144,223	14,152,657
	14,964,032	4,301,215	1,370,437
Expenses:
Amortization and depletion of mineral properties, plant and equipment	3,576,796	4,285,029	3,603,668
Accretion on asset retirement obligation (note 10)	277,214	281,677	22,704
Mineral property exploration expenditures (note 8)	1,581,955	6,327,926	6,803,104
General and administrative	5,802,508	5,965,595	4,672,362
Stock-based compensation (note 11(d))	2,377,927	1,608,271	1,129,500
	13,616,400	18,468,498	16,231,338
	1,347,632	(14,167,283)	(14,860,901)

Other income (expenses):
Interest income	58,955	240,929	207,892
Interest expense	(1,168,799)	(1,155,197)	(1,035,577)
Debt settlement expense (note 9(b)(i))	(51,165)	–	–
Foreign exchange gain (loss)	(383,400)	113,042	(1,440,802)
Gain (loss) on disposal of fixed assets	(2,014)	31,168	–
	(1,546,423)	(770,058)	(2,268,487)

Loss before provision for income taxes	(198,791)	(14,937,341)	(17,129,388)
Recovery of (provision for) income taxes (note 16)	(668,060)	1,176,515	(2,571,473)

Loss for the year	(866,851)	(13,760,826)	(19,700,861)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	14,819	(43,537)	5,945

Comprehensive loss for the year	$(852,032)	$(13,804,363)	$(19,694,916)

Basic and diluted loss per share	$(0.01)	$(0.17)	$(0.27)

Weighted average number of shares	90,210,438	81,321,733	72,227,455

See accompanying notes to consolidated financial statements.

66 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF DEFICIT (Expressed in Canadian Dollars)
Years ended December 31, 2009, 2008 and 2007
	2009	2008	2007
		(Revised
		note 2(a))
Deficit, beginning of year	$(58,388,865)	$(44,628,039)	$(24,927,178)
Settlement of convertible note (note 9(b)(i))	(1,606,664)	–	–
Loss for the year	(866,851)	(13,760,826)	(19,700,861)

Deficit, end of year	$(60,862,380)	$(58,388,865)	$(44,628,039)

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 67

FINANCIALS

CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)
Years ended December 31, 2009, 2008 and 2007
	2009	2008	2007
		(Revised
		note 2(a))
Cash flows provided by (used in) operating activities:
Loss for the year	$(866,851)	$(13,760,826)	$(19,700,861)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	3,576,796	4,285,029	3,603,668
Foreign exchange (gain) loss on debt	(73,037)	133,612	(778)
Foreign exchange (gain) loss on future income tax	(161,828)	–	–
Stock-based compensation	2,377,927	1,608,271	1,129,500
Shares issued for mineral exploration expenditures	–	191,568	246,000
Shares received for mineral exploration expenditures	(1,500)	(10,177)	(33,850)
Future income tax	603,070	(1,044,916)	2,421,504
Interest accretion on debt discount	–	11,154	259,355
Interest accretion on convertible notes payable	627,755	623,079	377,812
Debt settlement expense	51,165	–	–
Interest on capital lease obligation	–	24,438	–
Accretion on asset retirement obligations	277,214	281,677	22,704
Write-down of inventory	–	240,810	–
Loss (gain) on disposal of capital assets	2,014	(31,168)	–
	6,412,725	(7,447,449)	(11,674,946)
Changes in non-cash operating working capital:
Amounts receivable	(1,801,313)	2,277,611	(2,384,389)
Inventories	(471,155)	(357,566)	(143,346)
Prepaid expenses and deposits	(1,089,782)	371,085	245,025
Accounts payable and accrued liabilities	(1,840,322)	1,959,822	1,930,532
Income taxes	89,306	(68,303)	(490,695)
Net cash provided by (used in) operating activities	1,299,459	(3,264,800)	(12,517,819)

Cash flows provided by (used in) investing activities:
Mineral properties and capital expenditures	(1,762,302)	(1,927,624)	(3,328,413)
Proceeds from disposal of capital assets	5,177	100,614	–
Net cash used in investing activities	(1,757,125)	(1,827,010)	(3,328,413)

Cash flows provided by (used in) financing activities:
Repayment of long-term debt	–	(104,898)	(1,456,893)
Repayment of capital lease obligations	(364,745)	(180,985)	–
Repayment of promissory note	(9,840)	–	–
Proceeds from advances on share subscriptions	–	85,000	–
Proceeds from exercise of warrants	519,153	142,710	8,725,054
Proceeds from exercise of options	730,859	398,250	678,000
Proceeds from issuance of convertible notes	–	–	4,050,000
Issuance of shares for cash, net of issue costs	12,288,086	–	–
Net cash provided by financing activities	13,163,513	340,077	11,996,161

Increase (decrease) in cash and cash equivalents	12,705,847	(4,751,733)	(3,850,071)
Cash and cash equivalents, beginning of year	606,244	5,357,977	9,208,048

Cash and cash equivalents, end of year	$13,312,091	$606,244	$5,357,977

See accompanying notes to consolidated financial statements.

68 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars)
Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Supplementary cash flow information:
Income taxes received	$24,316	$63,296	$–
Income taxes paid	–	–	640,664
Interest expense paid	366,202	496,526	330,517
Interest income received	58,955	250,317	198,504

Non-cash financing and investing transactions:
Mineral property adjustment from changes in asset retirement obligation	–	(277,971)	986,182
Assumption of capital lease obligation on purchase of equipment	407,891	785,047	–
Value added tax on capital lease obligation	80,348	136,293	–
Warrants issued for financing fee (note 11(b))	442,334	–	–
Issuance of shares pursuant to mineral property option agreements	–	191,568	246,000
Issuance of promissory note for equipment (note 9(a))	250,258	–	–
Shares issued on conversion of convertible note (note 9(b)(i))	4,586,877	–	–

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 69

CONSOLIDATED NOTES

Years ended December 31, 2009, 2008 and 2007 (Expressed in Canadian Dollars)

1.	Nature of Operations

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company’s name from Great Panther Resources Limited to Great Panther Silver Limited, which became effective as of January 1, 2010. No change to the Company’s capital structure is involved and the common shares of the Company continue to trade on the main board of the Toronto Stock Exchange under the symbol GPR.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Significant Accounting Policies

(a)	Revision

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered material to be recorded last year.

(b)	Basis of Presentation and Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., and Minera de Villa Seca, S.A. de C.V. On November 30, 2009, Exploraciones Mineras el Rosario, S.A. de C.V., the Company’s subsidiary responsible for exploration and further development of the Company’s mineral properties was merged with Minera de Villa Seca, S.A. de C.V. All inter-company balances and transactions are eliminated on consolidation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively, US GAAP), as they affect the Company, are disclosed in note 21.

70 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

(c)	Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible loan notes and the fair values assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

(e)	Marketable Securities

Marketable securities are recorded at fair value based on quoted market prices.

(f)	Inventories

Inventories consist of ore stockpiles and concentrate inventories, which are valued at the lower of weighted average cost and net realizable value. Costs include all direct production costs and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant and equipment. Silver bullion, to be minted and sold as coins and bars, are recorded at lower of cost and net realizable value.

(g)	Mineral Properties, Plant and Equipment

The Company’s policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition costs are capitalized.

Mineral property acquisition costs include cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 71

CONSOLIDATED NOTES

Once commercial production has commenced, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2009, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method. Effective October 1, 2008, the remaining life of the Topia mine was extended from 2 years to 7 years. Effective December 31, 2008, the remaining life of the Guanajuato mine was extended from 2 years to 3 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance
Office equipment	20% declining balance
Leasehold improvements	straight-line over the term of the lease

(h)	Impairment of Long-lived Assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Estimated cash flows include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. If carrying value exceeds estimated discounted future cash flows, an impairment loss is recognized based on the excess of carrying value over the estimated fair value of the asset.

Management’s estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company’s investment in its mineral property, plant, equipment and mine development. Management’s estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management’s estimate of net cash flows expected to be generated from its properties could occur, which may necessitate a write-down for asset impairment.

72 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

(i)	Stock-based Compensation

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value-based method. Under the fair value-based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period, which normally is the period during which the options vest.

(j)	Revenue Recognition

The Company recognizes revenue from the sale of concentrates based on market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date the shipment is received. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.

(k)	Asset Retirement Obligations

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to earnings, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to mineral properties. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its asset retirement obligations as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 73

CONSOLIDATED NOTES

(l)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, promissory note and convertible loan notes. These financial instruments are classified as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Held-for-trading financial instruments include cash and cash equivalents and are initially and subsequently recorded at fair value. Unrealized gains and losses related to revaluations are recorded in net income for the period. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Transaction costs are expensed as incurred for financial instruments designated as held-for-trading. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and other financial liabilities.

Available-for-sale financial assets include marketable securities and are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write-down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. Financial assets that are non-derivatives and not classified in any of the other categories are classified as available-for-sale. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Loans and receivables include amounts receivable and are initially measured at fair value and subsequently measured at amortized cost. Gains and losses resulting from revaluations, impairment write-downs and foreign exchange translation adjustments are recognized in net earnings for the period. Financial assets with fixed or determinable payments that are not quoted in an active market are classified in this category.

Other financial liabilities include accounts payable, accrued liabilities, promissory note and convertible loan notes. Other financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Gains and losses resulting from revaluation and foreign exchange translation adjustments are recognized in net earnings for the period.

The conversion feature of the convertible loan notes is recorded at fair value using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature is recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value until extinguished on conversion or maturity.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

74 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

•

For available-for-sale financial assets, a provision for impairment is established when there is a significant or prolonged decline in fair value of the marketable securities or when there is objective evidence that the carrying amount of the marketable securities may not be recovered. The amount of the provision is the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement are not reversed through the income statement.

•

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

(m)	Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(n)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 75

CONSOLIDATED NOTES

(o)	Loss Per Share

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

(p)	Comparative Figures

Certain comparative figures have been reclassified to conform with current year presentation.

3.	Adoption of New Accounting Standards

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

(a)	Goodwill and Intangible Assets

The Canadian Accounting Standards Board (“AcSB”) issued CICA 3064, Goodwill and Intangible Assets, which replaces CICA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that there was no material impact on the financial position or operating results of the Company as a result of the adoption of this standard.

(b)	EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the AcSB issued EIC 173, which requires the Company to consider its own credit risk and the credit risk of its counterparties when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have a material impact on the valuation of the financial assets and financial liabilities of the Company.

(c)	EIC 174 – Mining Exploration Costs

In March 2009, the AcSB issued EIC 174, which provides guidance on the capitalization of mining exploration costs, particularly when mineral reserves have not been established, and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The guidance provided by EIC 174 has been applied in the preparation of these financial statements and did not have a material impact on the valuation of the Company’s mineral properties.

76 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

(d)	Fair Value Hierarchy

During the year, the AcSB amended CICA 3862, Financial Instruments – Disclosures, to require enhanced disclosures about the relative reliability of the data, or “inputs,” that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the “fair value hierarchy” based on the lowest level input that is significant to the fair value measurement in its entirety. The amended section relates to disclosure only and did not have a material impact on the financial results of the Company. These disclosures are presented in note 14.

(e)	Financial Instruments – Recognition and Measurement

During the year, the AcSB amended CICA 3855 to (i) change the categories into which a debt instrument is required or permitted to be classified; (ii) change the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA 3025; (iii) require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances; (iv) provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of held-for-trading category; and (v) to clarify the application of the effective interest rate method after a debt instrument has been impaired. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

4.	Recent Accounting Pronouncements

(a)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. The Company does not expect the adoption of these sections to have a material impact on its consolidated financial statements.

(b)	Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 77

CONSOLIDATED NOTES

(c)	International Financial Reporting Standards (“IFRS”)

In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The execution of the Company’s IFRS conversion plan is underway, including the evaluation of financial impact upon IFRS adoption, development of IFRS accounting policies, and redesign of business processes. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements, but the impact cannot be reasonably estimated at this time.

5.	Amounts Receivable

	2009	2008
Trade accounts receivable	$3,471,546	$1,693,512
Value added tax recoverable	2,023,878	2,223,757
Other	251,388	123,782
	5,746,812	4,041,051

Allowance for doubtful amounts	(207,574)	(303,126)
	$5,539,238	$3,737,925

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. Effective January 1, 2010, the value added tax rate increased to 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories

	2009	2008
Finished product – concentrates	$410,628	$506,383
Ore stockpile	80,298	7,026
Materials and supplies	680,724	672,907
Silver bullion	266,726	–
	1,438,376	1,186,316
Write-down of finished product to net realizable value	–	(240,810)
	$1,438,376	$945,506

The amount of inventory recognized as an expense for the years ended December 31, 2009 and 2008 is represented by the amount of cost of sales before reversals of inventory write-downs. For the year ended December 31, 2009, the Company recognized in cost of sales the reversal of the write-down of finished product to net realizable value in the amount of $240,810 (2008–nil).

78 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

7.	Mineral Properties, Plant and Equipment

The major components of the Company’s mineral properties, plant and equipment are as follows:

	2009	2008
Topia mine:
Mineral properties	$3,115,340	$2,731,978
Plant and equipment	6,131,575	5,847,432
Buildings and mobile equipment	395,716	395,716
Land	13,544	–
Asset retirement obligations (note 10)	231,439	231,439
	9,887,614	9,206,565
Accumulated depreciation and depletion	(4,651,464)	(3,838,616)
	5,236,150	5,367,949
Guanajuato mine:
Mineral properties	4,450,292	4,130,020
Plant and equipment	7,791,861	6,504,682
Buildings and mobile equipment	1,776,685	1,711,403
Land	2,844,889	2,844,889
Asset retirement obligations (note 10)	569,057	569,057
	17,432,784	15,760,051
Accumulated depreciation and depletion	(7,957,998)	(5,333,231)
	9,474,786	10,426,820
Santo Nino	68,542	68,542
Leasehold improvements and other equipment, net of accumulated depreciation of $283,944 (2008 – $208,299)	155,043	224,450
	$14,934,521	$16,087,761

(a)	Topia Mine

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

(b)	Guanajuato Mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico, which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

(c)	Arcoiris Concession

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The Arcoiris concession is contiguous with the existing Topia mine property.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 79

CONSOLIDATED NOTES

(d)	Fundiciones Property

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and will facilitate any future expansion of the plant facilities.

(e)	La Prieta Concession

On December 15, 2009, the Company acquired a 100% interest in the La Prieta concession in the Topia district for $346,652 (US$330,000). US$300,000 was paid on closing with the remaining US$30,000 due on March 31, 2010.

The La Prieta concession is a 94 hectare claim which hosts two previously mined silver-gold-lead-zinc-quartz vein structures and is situated approximately two kilometres south of the principal veins presently being mined by the Company.

8.	Mineral Property Exploration Expenditures

The continuity of expenditures on mineral properties for the year ended December 31, 2009 is as follows:

	San Antonio	Santo Nino	Topia	Guanajuato	Virimoa	Mapimi
	Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Note 8(c)	Total
Analysis	$–	$–	$18,412	$25,577	$–	$3,727	$47,716
Drilling	–	–	292,730	–	–	–	292,730
Field costs	–	–	37,758	–	–	–	37,758
Geology	–	–	305,009	264,082	–	84,647	653,738
Project administration	30,197	–	6,947	94,059	–	34,616	165,819
Mine exploration costs	–	–	464,561	–	–	–	464,561
	30,197	–	1,125,417	383,718	–	122,990	1,662,322

Cost recoveries	(80,367)	–	–	–	–	–	(80,367)
	(50,170)	–	1,125,417	383,718	–	122,990	1,581,955
Cumulative expenditures, beginning of year	166,591	489,654	8,201,181	6,291,494	369,788	5,205,581	20,724,289

Cumulative expenditures, end of year	$116,421	$489,654	$9,326,598	$6,675,212	$369,788	$5,328,571	$22,306,244

80 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

The continuity of expenditures on mineral properties for the year ended December 31, 2008 is as follows:

		San Antonio	Santo Nino	Topia	Guanajuato	Virimoa	Mapimi
		Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Note 8(c)	Total
Option payments:	Cash	$–	$–	$–	$–	$–	$375,280	$375,280
	Shares	–	–	–	–	–	191,568	191,568
	Analysis	–	–	44,624	210,420	–	117,761	372,805
	Drilling	–	–	302,427	890,951	–	643,106	1,836,484
	Field costs	1,176	–	35,697	15,060	–	54,774	106,707
	Geology	5,180	–	267,517	694,985	–	557,585	1,525,267
	Project administration	32,558	–	16,083	222,159	–	182,021	452,821
	Mine exploration costs	–	–	1,549,391	–	–	–	1,549,391
		38,914	–	2,215,739	2,033,575	–	2,122,095	6,410,323
	Cost recoveries	(82,397)	–	–	–	–	–	(82,397)
		(43,483)	–	2,215,739	2,033,575	–	2,122,095	6,327,926

	Cumulative expenditures, beginning of year	210,074	489,654	5,985,442	4,257,919	369,788	3,083,486	14,396,363

	Cumulative expenditures, end of year	$166,591	$489,654	$8,201,181	$6,291,494	$369,788	$5,205,581	$20,724,289

The continuity of expenditures on mineral properties for the year ended December 31, 2007 is as follows:

		San Antonio	Santo Nino	Topia	Guanajuato	Virimoa	Mapimi
		Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Note 8(c)	Total
Option payments:	Cash	$49,119	$102,721	$–	$–	$–	$216,623	$368,463
	Shares	–	–	–	–	–	246,000	246,000
	Analysis	19,588	–	51,098	293,759	–	160,448	524,893
	Drilling	161,212	–	766,273	816,417	–	928,912	2,672,814
	Field costs	315,688	–	111,448	3,007	–	171,758	601,901
	Geology	31,582	–	323,649	750,145	–	459,351	1,564,727
	Project administration	30,132	–	16,490	52,024	–	133,577	232,223
	Mine exploration costs	–	-	1,223,200	–	–	–	1,223,200
		607,321	102,721	2,492,158	1,915,352	–	2,316,669	7,434,221
	Cost recoveries	(631,117)	–	–	–	–	–	(631,117)
		(23,796)	102,721	2,492,158	1,915,352	–	2,316,669	6,803,104

	Cumulative expenditures, beginning of year	233,870	386,933	3,493,284	2,342,567	369,788	766,817	7,593,259

	Cumulative expenditures, end of year	$210,074	$489,654	$5,985,442	$4,257,919	$369,788	$3,083,486	$14,396,363

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 81

CONSOLIDATED NOTES

(a)	Santo Nino Project

On March 13, 2007, the Company satisfied all conditions of the option agreement by paying the final installment payment. By making cumulative payments of US$165,000 over a three-year period, the Company was granted ownership to the Santo Nino mining concession, located in the Guadalupe y Calvo mining district in the state of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totalling US$200,000, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three-year period. As at December 31, 2009, US$60,000 and 200,000 shares of Altair have been received in accordance with the agreement. There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four concessions as at December 31, 2009.

On February 1, 2010, Altair decided not to continue its option and as a result forfeited all rights and options to the property.

(b)	Virimoa Project

On June 13, 2005, the Company signed an option agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa property, located in the Topia mining district in the state of Durango, Mexico.

In May 2007, the Company chose to forfeit all rights and options to the property. Of the total consideration of US$300,000 and 300,000 common shares of the Company, US$50,000 was paid and 150,000 shares issued.

(c)	Mapimi Project

On September 9, 2009, the Company terminated its option agreement, dated September 11, 2006, to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi project (formerly known as Km 66) in eastern Durango state, Mexico. As at December 31, 2009, cumulative expenditures on the Mapimi Project were $5,328,571.

82 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

9.	Long-term Debt

(a)	Promissory Note

	2009	2008
Promissory note	$240,418	$–
Current portion	121,994	–
	$118,424	$–

On September 10, 2009, the Company committed to purchase equipment by making equal blended monthly payments of $11,092 for 24 months, commencing on the first day of the month after delivery of the equipment under the terms of the promissory note. The promissory note bears interest at 6% per annum, compounded and calculated semi-annually and is secured by the equipment. Interest paid on the promissory note totalled $1,251 in 2009 (2008 – nil).

(b)	Convertible Loan Notes

	2009	2008

$2,020,000 note due March 9, 2010, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 26.8%. (note 9(b)(i))	$–	$1,680,550

$4,050,000 notes due July 14, 2011, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 25.1%. (note 9(b)(ii))	3,356,397	2,971,140

	$3,356,397	$4,651,690

(i)

On March 8, 2006, the Company issued a $2,020,000 8% per annum unsecured convertible note maturing on March 9, 2010. The note was convertible into common shares of the Company at a price of $1.32 per share at the holder’s option at any time. On issuance, the conversion feature of the note had a fair value of $1,006,000, determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.1%, volatility of 63.4%, dividends paid of 0.0%, and an expected life of the option of 4 years.

On September 24, 2009, the Company offered an inducement to the holder to convert the note into 3,740,741 common shares of the Company at a price of $0.54 per share. Total consideration for the 3,740,741 common shares issued pursuant to the offer was $4,586,877. The Company recorded debt settlement expense of $51,165 in earnings and a conversion premium of $1,606,664 in accumulated deficit. Interest accreted on the note payable in 2009 up to the date of conversion was $242,497 (2008 – $282,043).

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 83

CONSOLIDATED NOTES

(ii)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the conversion feature of the note had a fair value of $1,563,000 using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.7%, volatility of 57.9%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the notes payable during 2009 was $385,258 (2008 – $341,036).

The fair value of the conversion feature has been recorded in equity, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge.

10.	Asset Retirement Obligations

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2009	2008
Balance, beginning of year	$1,104,877	$1,101,171

Changes in cash flow estimates	–	(277,971)
Accretion expense	277,214	281,677
Balance, end of year	$1,382,091	$1,104,877

The provision for asset retirement obligations is based on the following assumptions:

•	There has been no change in the Company’s assessment of its asset retirement obligation during the year ended December 31, 2009.

•	The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,893,000 (2008 – US$2,893,000).

•

The expected timing of payments totalling US$2,893,000 is estimated as follows: US$914,000 in 2012, US$161,000 in 2013, US$172,000 in 2014, US$1,218,000 in 2017, US$207,000 in 2018, and US$221,000 in 2019. This timing matches the estimated remaining life of the mines, which is 2 years for Guanajuato and 6 years for Topia in the absence of a reliable estimate of reserves.

•	A credit-adjusted risk-free rate of 25.1% (2008 – 25.1%) has been used to discount cash flows.

84 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

11.	Capital Stock

(a)	Authorized

Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued

	Number of	Stated
	common shares	value
Balance, January 1, 2007	69,797,348	$46,393,145

Exercise of “I” warrants at $0.90 per share	3,906,200	3,515,580
Exercise of agents warrants	200,920	180,828
Exercise of “J” warrants at $0.90 per share	5,034,300	4,530,870
Exercise of agent warrants	553,084	497,776
Exercise of options	1,017,500	678,000
Issue of shares pursuant to mineral property agreement	200,000	246,000
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	–	819,356
Reclassification to common shares on cashless exercise of options	35,000	126,892
Balance, December 31, 2007	80,744,352	56,988,447

Exercise of options	465,000	398,250
Exercise of warrants	100,500	142,710
Issue of shares pursuant to mineral property agreement	344,669	191,568
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	–	157,896
Repricing of broker warrants	–	(13,409)
Balance, December 31, 2008	81,654,521	57,865,462

Exercise of “L” warrants	1,385,000	484,750
Exercise of finder’s warrants	98,294	34,403
Exercise of stock options	1,618,575	730,859
Private placement at $0.20 per unit, net of costs (note 11(b)(i))	5,125,000	969,549
Issue of agent warrants (note 11(b)(i))	–	(22,902)
Short form prospectus financing at $0.70 per unit, net of costs (note 11(b)(ii))	17,617,500	11,403,536
Issue of agent warrants (note 11(b)(ii))	–	(419,432)
Issue of shares for convertible note (note 9(b)(i))	3,740,741	4,586,877
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	–	277,118
Balance, December 31, 2009	111,239,631	$75,910,220

No preferred shares have been issued.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 85

CONSOLIDATED NOTES

(i)

On January 23, 2009, the Company issued 5,125,000 units by private placement at a price of $0.20 per unit for gross proceeds of $1,025,000 and paid cash issuance costs of $55,451. Each unit comprised one common share and one-half of one non-transferable share purchase warrant (Series “L” Warrants). The securities issued in the private placement were subject to a hold period that expired May 24, 2009. Each whole warrant entitled the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010 (note 11(e)).

The Company also issued 169,050 finders’ warrants, which were also exercisable at $0.35 until January 22, 2010 (note 11(e)). The fair value of the finder’s warrants of $22,902 is recorded as a cost of financing and is included in contributed surplus.

(ii)

On November 17, 2009, the Company issued 17,617,500 units by short form prospectus financing at $0.70 per unit for gross proceeds of $12,332,250 and paid cash issuance costs of $928,714. The common shares issued under the terms of the short form prospectus are free trading from the closing date. Each unit comprised one common share and one-half of one transferable share purchase warrant (Series “S”Warrants). Each whole warrant is exercisable to purchase one common share for a period of 24 months from the closing date, at an exercise price of $0.90.

The Company also issued 963,150 agents’ warrants, which are also exercisable at $0.90 until November 17, 2011 (note 11(e)). Each agents’ warrant is exercisable to purchase one common share for a period of 24 months from the closing date. The fair value of the agents’ warrants of $419,432 is recorded as a cost of financing and is included in contributed surplus.

(c)	Contributed Surplus

Stated value
Balance, January 1, 2007	$6,077,864
Reclassification to common shares on exercise of options and warrants	(819,356)
Reclassification to common shares on cashless exercise of options	(126,892)
Stock-based compensation	1,129,500

Balance, December 31, 2007	6,261,116
Reclassification to common shares on exercise of options and warrants	(157,896)
Stock-based compensation	1,165,121
Repricing of agent warrants	13,409
Repricing of stock options	443,150

Balance, December 31, 2008	7,724,900
Reclassification to common shares on exercise of options and warrants	(277,118)
Issue of agent warrants (note 11(b)(i) and (ii))	442,334
Stock-based compensation	2,377,927

Balance, December 31, 2009	$10,268,043

86 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

(d)	Stock Options and Warrants

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan (the “Plan”), options must be non- transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

On December 3, 2007, the Company amended the Plan to allow a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which, when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. In the year ended December 31, 2009, nil (2008 – nil; 2007 – 35,000) common shares were issued upon cashless exercises.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 87

CONSOLIDATED NOTES

The continuity of common stock options for 2009 is as follows:

		Balance						Balance
Exercise		December 31,						December 31,
Price	Expiry date	2008	Granted	Cancelled		Expired	Exercised	2009
0.45	February 8, 2009	490,000	–	–		(490,000)	–	–
0.52	April 5, 2009	30,000	–	–		(30,000)	–	–
0.45	May 25, 2009	40,000	–	–		(40,000)	–	–
0.45	February 27, 2010	125,000	–	–		–	–	125,000
0.45	July 26, 2010	400,000	–	–		–	–	400,000
0.90	January 5, 2011	1,181,700	–	(351,700)		–	–	830,000
1.42	December 6, 2011	1,685,000	–	(1,685,000)		–	–	–
1.42	March 11, 2012	100,000	–	(100,000)		–	–	–
1.42	June 5, 2012	250,000	–	(250,000)		–	–	–
1.42	September 10, 2012	525,000	–	(525,000)		–	–	–
1.42	April 30, 2010	350,000	–	(350,000)		–	–	–
1.42	May 14, 2013	1,220,000	–	(1,220,000)		–	–	–
1.42	July 31, 2013	125,000	–	(125,000)		–	–	–
0.45	February 8, 2014	–	5,752,700	(200,000)		–	(1,608,575)	3,944,125
0.45	February 29, 2012	–	160,000	–		–	–	160,000
0.52	March 25, 2011	–	310,000	–		–	–	310,000
0.70	September 3, 2014	–	1,300,000	–		–	(10,000)	1,290,000
0.90	December 3, 2010	–	275,000	–		–	–	275,000
0.90	December 2, 2014	–	580,000	–		–	–	580,000
		6,521,700	8,377,700	(4,806,700)		(560,000)	(1,618,575)	7,914,125
Weighted average exercise price		$ 1.16	$ 0.54	$ 1.34	$	$ 0.45	$ 0.45	$ 0.59

As at December 31, 2009, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2009 is 3.43 years.

(i)

On February 9, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 5,752,700 common shares under the Company’s Incentive Share Option Plan. These options vest immediately and are exercisable for a period of five years from the date of grant at a price of $0.45 per share. On February 9, 2009, the Company cancelled 3,106,700 incentive stock options exercisable at $0.90 and $1.42, which had been granted in prior years to employees and consultants. On February 18, 2009, the Company cancelled 1,450,000 incentive stock options exercisable at $1.42, which had previously been granted to directors and officers.

(ii)

On March 1, 2009, the Company entered into a consulting agreement and granted incentive stock options to purchase up to an aggregate of 160,000 common shares, exercisable at a price of $0.45. These options vest as to 25% on the date of grant and 25% as to every three months thereafter, and expire three years from the date of grant.

88 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

(iii)

On March 25, 2009, the Company entered into two separate consulting agreements and granted incentive stock options to purchase up to an aggregate of 310,000 common shares at an exercise price of $0.52. These options vest immediately and expire two years from the date of grant.

(iv)

On September 4, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 1,300,000 common shares under the Company’s Incentive Stock Option Plan. These options vest immediately and are exercisable for a period of five years from the date of grant at a price of $0.70 per share.

(v)

On December 3, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 855,000 common shares under the Company’s Incentive Stock Option Plan. These options vest immediately and are exercisable for a period of five years for employees, directors and officers and exercisable for a period of one year for consultants from the date of grant at a price of $0.90 per share.

The continuity of common stock options for 2008 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
Price	Expiry date	2007	Granted	Cancelled	Expired	Exercised	2008
0.45	February 8, 2009	490,000	–	–	–	–	490,000
0.52	April 5, 2009	30,000	–	–	–	–	30,000
0.45	May 25, 2009	60,000	–	–	–	(20,000)	40,000
0.45	February 27, 2010	150,000	–	–	–	(25,000)	125,000
0.45	July 26, 2010	400,000	–	–	–	–	400,000
0.90	January 5, 2011	1,201,700	–	–	–	(20,000)	1,181,700
0.90	January 14, 2008	400,000	–	–	–	(400,000)	–
2.65	January 14, 2008	400,000	–	–	(400,000)	–	–
1.42	December 6, 2011	2,105,000	–	(420,000)	–	–	1,685,000
1.42	March 11, 2012	115,000	–	(15,000)	–	–	100,000
1.42	June 5, 2012	375,000	–	(125,000)	–	–	250,000
1.42	September 10, 2012	550,000	–	(25,000)	–	–	525,000
1.42	April 30, 2010	–	350,000	–	–	–	350,000
1.42	May 14, 2013	–	1,485,000	(265,000)	–	–	1,220,000
1.42	July 31, 2013	–	125,000	–	–	–	125,000
		6,276,700	1,960,000	(850,000)	(400,000)	(465,000)	6,521,700
Weighted average exercise price		$ 1.22	$1.42	$ 1.64	$ 2.65	$ 0.86	$ 1.16

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 89

CONSOLIDATED NOTES

The continuity of common stock options for 2007 is as follows:

		Balance						Balance
Exercise		January 1,				Cashless		December 31,
Price	Expiry date	2007	Granted	Cancelled	Expired	Exercise	Exercised	2007
0.45	February 8, 2009	490,000	–	–	–	–	–	490,000
0.52	April 5, 2009	30,000	–	–	–	–	–	30,000
0.45	May 25, 2009	100,000	–	–	–	–	(40,000)	60,000
0.45	February 27, 2010	200,000	–	–	–	–	(50,000)	150,000
0.45	July 11, 2010	100,000	–	–	–	–	(100,000)	–
0.45	August 30, 2010	75,000	–	–	–	–	(75,000)	–
0.45	July 26, 2010	580,000	–	–	–	–	(180,000)	400,000
0.60	September 29, 2007	125,000	–	–	–	–	(125,000)	–
0.90	January 5, 2011	1,551,700	–	–	–	–	(350,000)	1,201,700
0.90	December 31, 2007	237,500	–	–	–	(140,000)	(97,500)	–
0.90	January 14, 2008	400,000	–	–	–	–	–	400,000
2.65	January 14, 2008	400,000	–	–	–	–	–	400,000
2.65	December 6, 2011	2,295,000	–	(190,000)	–	–	–	2,105,000
2.65	March 11, 2012	–	165,000	(50,000)	–	–	–	115,000
2.00	June 5, 2012	–	525,000	(150,000)	–	–	–	375,000
2.00	September 10, 2012	–	550,000	–	–	–	–	550,000
		6,584,200	1,240,000	(390,000)	–	(140,000)	(1,017,500)	6,276,700
Weighted average exercise price		$ 1.50	$ 2.09	$ 2.40	–	$ 0.90	$ 0.67	$ 1.71

The Company applies the fair value-based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2009, the Company recorded compensation expense for the fair value of stock options of $2,377,927 (2008 – $1,608,271, 2007 – $1,129,500) for stock options that were granted during the year. The weighted average fair value of options granted during 2009 was $0.28 (2008–$0.32, 2007–$0.91) . The fair value per option was determined using the following weighted average assumptions:

	2009	2008	2007
Risk-free interest rate	2.0%	3.0%	4.4%
Dividend paid	0.0%	0.0%	0.0%
Expected life	4.7 years	4.1 years	5.0 years
Volatility	90.7%	66.6%	64.0%

90 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

(e)	Warrants

The continuity of warrants for 2009 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2008	Issued	Exercised	Expired	2009
Series “L” Warrants	0.35	January 22, 2010	–	2,562,500	(1,385,000)	–	1,177,500
Series “S” Warrants	0.90	November 17, 2011	–	8,808,750	–	–	8,808,750
Finder’s Warrants	0.35	January 22, 2010	–	169,050	(98,294)	–	70,756
Agent Warrants	0.90	November 17, 2011	–	963,150	–	–	963,150
			–	12,503,450	(1,483,294)	–	11,020,156

The continuity of warrants for 2008 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2007	Issued	Exercised	Expired	2008
Series “K” Warrants	1.42	June 1, 2008	3,621,999	–	(100,500)	(3,521,499)	–
Broker Warrants	1.42	June 1, 2008	479,375	–	–	(479,375)	–
			4,101,374	–	(100,500)	(4,000,874)	–

The continuity of warrants for 2007 is as follows:

			Balance				Balance
	Exercise		January 1,				December 31,
Series	price	Expiry date	2007	Issued	Exercised	Expired	2007
Series “I” Warrants	0.90	Nov. 30, 2007	3,906,200	–	(3,906,200)	–	–
Agents’ Warrants	0.90	Nov. 30, 2007	200,920	–	(200,920)	–	–
Series “J” Warrants	0.90	Dec. 20, 2007	5,034,300	–	(5,034,300)	–	–
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	–	(553,084)	–	–
Series “K” Warrants	2.65	June 1, 2008	3,621,999	–	–	–	3,621,999
Broker Warrants	2.00	June 1, 2008	479,375	–	–	–	479,375
			13,795,878	–	(9,694,504)	–	4,101,374

(f)	Advances on Share Subscriptions

As at December 31, 2009, the Company received $nil (2008 – $85,000) in advances on share subscriptions to be applied to future private placements. The 2008 advances were restricted as of December 31, 2008 and were applied against the January 23, 2009 private placement (note 11(b)(i)).

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 91

CONSOLIDATED NOTES

(g)	Shareholder Rights Plan

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the “Plan”) as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the “Permitted Bid” provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

12.	Accumulated Other Comprehensive Income (Loss)

	2009	2008
Balance, beginning of year	$(37,592)	$5,945
Unrealized gain (loss) on marketable securities	14,819	(43,537)
Balance, end of year	$(22,773)	$(37,592)

13.	Capital Management

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;

•	maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mines;

•	maintain investor, creditor and market confidence to sustain future development of the business; and

•	provide returns to shareholders and benefits for other stakeholders.

92 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

The Topia and Guanajuato mines are in production, but exploration activities are also performed at these properties in order to identify further resources. Funds realized from the sale of concentrates along with working capital are sufficient to finance the operations of the producing properties, as well as fund overhead and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2009, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

As at December 31, 2009, total managed capital was $18,004,229, comprised of:

	December 31,	December 31,
	2009	2008
Total debt (1)	$4,460,210	$5,544,976
Less: Cash	13,312,091	606,244
Net debt (cash)	(8,851,881)	4,938,732
Shareholders’ equity	26,856,110	9,817,905
Adjusted capital	$18,004,229	$14,756,637
Debt to adjusted capital ratio	(0.49)	0.33

(1) Includes current and long term portions of capital lease obligation and promissory note and convertible loan note

The Company’s capital structure is dependent on expected business growth and changes in the business environment.

The Company is subject to externally imposed capital requirements under one of its lease financing contracts (note 18(f)). The Company’s subsidiary may not transfer or assign more than 20% of its assets to a third party or enter into a merger contract without prior consent or the debt becomes fully repayable. Neither the Company nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios. During the year ended December 31, 2009, the Company met all externally imposed capital and debt repayment requirements.

14.	Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2009. The fair values of the capital lease obligations to third parties approximate their amortized costs as the interest rates reflect estimated market rates at December 31, 2009. The fair value of the

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 93

CONSOLIDATED NOTES

convertible notes at December 31, 2009 is $3,564,370, as determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 1.5%, volatility of 114.6%, dividends paid of 0.0%, and an expected life of the options of 1.5 years. The carrying value of the convertible notes at December 31, 2009 is $3,356,397.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

During 2009, CICA Section 3862, Financial Instruments – Disclosures, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2009 (1):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,312,091	$–	$–	$13,312,091
Marketable securities	22,754	–	–	22,754
	$13,334,845	$–	$–	$13,334,845

(1)	Information for the year ended December 31, 2008 has not been presented in the table because comparative information is not required in the year of adoption.

For the year ended December 31, 2009, a mark-to-market gain of $14,819 (2008 – ($43,537)) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals or impairment provisions during the year.

15.	Financial Risk Exposure and Risk Management

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not use financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debts except for the equipment in note 9(a). The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

94 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

The types of risk exposure and the way in which such exposures are managed are as follows:

(a)	Concentration Risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with three financial institutions. The risk is mitigated because the cash and cash equivalents are maintained with prime Canadian and Mexican financial institutions. Risk also exists in sales because the Company’s revenues are currently substantially derived from sales to two customers in Mexico. To mitigate the risk, the Company continues to consider selling its concentrates to other potential economically viable customers.

(b)	Credit Risk

Credit risk primarily arises from the Company’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

Amounts receivable primarily consists of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. An allowance of $207,574 has been provided for potentially uncollectible VAT as at December 31, 2009. With respect to trade receivables, our customers are large, multinational corporations and have conducted business in Mexico for a number of years. At December 31, 2009, the trade accounts receivable balance totalled $3,471,546 (2008 – $1,693,512), all of which has been collected as at February 28, 2010. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures there is sufficient capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets, which are approved by the Board of Directors, and prepares cash flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2009, cash flows provided by operations, receipt of trade and VAT receivables, proceeds from the January 23, 2009 equity financing and draws on cash and cash equivalents were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates, which are available on demand to fund the Company’s operating costs and other financial demands.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 95

CONSOLIDATED NOTES

The maturity of the Company’s convertible loan notes and capital lease obligations are disclosed in notes 9(b) and 18(f). The Company manages the long-term liquidity risks associated with the convertible loan notes by including a holder’s conversion feature in the agreements, which it anticipates will be exercised. In the event that the conversion feature is not exercised, the expectation is that the Company will have sufficient cash flow from operations to repay the debt.

(d)	Market Risk

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

(i) Currency Risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company’s exploration, development, operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31, 2009 are as follows:

	December 31,	December 31,
	2009	2008
MXN Peso to CDN Dollar	0.080	0.089
US Dollar to CDN Dollar	1.051	1.218

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

96 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

(ii) Interest Rate Risk

The Company’s policy is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2009, the Company held $12,379,172 in high interest savings accounts and guaranteed investment certificates.

With respect to financial liabilities, the convertible loan notes and promissory note carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and two capital leases carry fixed interest rates of at 10.5% and 12% per annum. As such, the Company is not subject to fluctuations in interest rates.

(iii) Commodity Price Risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. At December 31, 2009, market prices were US$16.99/oz for silver, US$1,104/oz for gold, US$2,390/tonne for lead, and US$2,569/tonne for zinc.

Silver and gold, as well as lead and zinc prices, have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to silver and gold. The value of trade receivables depends on changes in metal prices over the quotational period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

The Company has not entered into any hedging or other commodity based risk instruments.

(iv) Sensitivity Analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period:

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 97

CONSOLIDATED NOTES

•	A parallel shift of +1%/–1% from the prevailing market interest rates on deposits as of December 31, 2009.

•	Proportional foreign exchange movement of –10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2009 CAD to USD exchange rate of 0.951.

•	Proportional foreign exchange movement of –10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2009 CAD to Mexican peso exchange rate of 12.481.

•	A parallel shift of +10%/–10% from the prevailing commodity prices of US$16.99/oz for silver, US$1,104/oz for gold, US$2,390/tonne for lead, and US$2,569/tonne for zinc as of December 31, 2009.

If these movements were to occur, the impact on the consolidated net income (loss) for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		–1%	+1%	–10%	+10%	–10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Financial assets
Cash and cash equivalents
CAD	12,026	(120)	120	–	–	–	–
USD	1,248	(12)	12	139	(113)	–	–
Pesos	38	–	–	4	(3)	–	–
Amounts receivable
USD	1,026	–	–	114	(93)	(98)	98
Pesos	4,407	–	–	490	(401)	(250)	250

Financial liabilities
Accounts payable and accrued liabilities
USD	254	–	–	(28)	23	–	–
Pesos	1,851	–	–	(206)	168	–	–
Capital lease obligation
USD	863	–	–	(96)	78	–	–
Total Increase (Decrease)		(132)	132	417	(341)	(348)	348

98 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

16.	Income Taxes

Provision for (recovery of) income taxes:

	2009	2008		2007
		(Revised note 2	(a))
Current income taxes	$64,990	$(131,599)		$149,969
Future income taxes	603,070	(1,044,916)		2,421,504
	$668,060	$(1,176,515)		$2,571,473

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2009	2008	2007
		(Revised note 2(a))
Net loss before tax	$(198,791)	$(14,937,341)	$(17,129,388)
Canadian income tax rate	30.00%	31.00%	34.12%

Income tax recovery expected	(59,637)	(4,630,576)	(5,844,547)
Permanent differences	526,953	786,549	(81,800)
Difference in tax rates	(342,839)	1,575,899	561,686
Benefit of tax attributes not recognized and other items	543,583	1,091,613	7,936,134
	$668,060	$(1,176,515)	$2,571,473

The significant components of the Company’s future income tax assets are as follows:

	2009	2008
		(Revised
		note 2(a))
Future income tax assets:
Mineral property, plant and equipment and related debt	$847,106	$880,991
Office equipment financing and other	450,091	313,855
Capital losses	243,122	252,794
Non-capital losses	4,903,460	4,068,367
Total future income tax assets	6,443,779	5,516,007
Valuation allowance	(6,443,779)	(5,516,007)
Future income tax assets, net of allowance	–	–
Future income tax liabilities:
Mineral properties	(1,817,831)	(1,376,588)
Current portion	506,222	–
Future income tax liability	$(1,311,609)	$(1,376,588)

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 99

CONSOLIDATED NOTES

At December 31, 2009, the Company had operating losses of $20,190,606 (2008 – $17,300,903; 2007 – $13,170,509) and capital losses of $1,934,816 (2008 – $1,934,816; 2007 – $1,934,816). The operating losses at December 31, 2009 include $19,027,307 (2008 – $15,269,158; 2007 – $12,365,275) in Canada and $1,163,299 (2008 – $2,031,745; 2007 – $805,233) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2029.

A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under Income Tax or Flat Tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax. For the year ended December 31, 2009, three of the Company’s subsidiaries were subject to Flat Tax.

17.	Related Party Transactions

The Company entered into the following transactions with related parties:

	2009	2008	2007
Consulting fees paid or accrued to companies controlled by directors of the Company	$648,402	$595,823	$539,000

Consulting fees paid or accrued to companies controlled by officers of the Company	171,118	266,230	395,943

Cost recoveries received or accrued from a company with a common director of the Company	80,367	82,397	631,117

Office and administration fees paid or accrued to a company controlled by a director of the Company	68,711	36,138	39,879

As at December 31, 2009, $110,060 (2008 – $314,435; 2007 – $74,401) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $147,273 (2008 – $61,720, 2007 – $400,742) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

18.	Commitments and Contingencies

(a)	The Company is committed to making severance payments amounting to approximately $1,870,000 to certain officers and management in the event that there is a change of control of the Company.

(b)	Commitments outstanding relating to laboratory and drilling services amount to $1,834,000 in 2010 and $729,000 in 2011.

(c)	The Company is committed to operating lease payments of $160,000 in 2010, $143,000 in 2011, $141,000 in 2012 and $93,000 in 2013.

100 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

(d)	During the year, the Company entered into consulting agreements with third parties totalling a commitment of $136,000 in 2010.

(e)

During the year, the Company entered into equipment purchase commitments with third party vendors totalling $3,048,205. The Company expects to fulfill these capital expenditure commitments in fiscal 2010.

(f)	The Company acquired equipment through two capital leases that bear interest at annual rates of 10.5% and 12% and require lease payments to the expiry date as follows:

December 31, 2009
Years ending December 31:
2010	$846,271
2011	68,609
Total minimum lease payments	914,880
Less: amount representing interest	(51,485)
Balance of capital lease obligation	863,395
Current portion	800,761
$62,634

Included in mineral properties, plant and equipment at December 31, 2009 are leased assets with a cost of $1,319,688 and accumulated depreciation of $319,933. Interest on the capital leases of $84,749 (2008 – $24,438) is included in interest expense.

(g)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $397,000 in 2010 as a result of the program.

19.	Segmented Information

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 101

CONSOLIDATED NOTES

	Year ended December 31, 2009
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$22,296,535	$9,435,180	$–	$–	$31,731,715	$–	$31,731,715
Cost of sales	11,100,804	5,666,879	–	–	16,767,683	–	16,767,683
Amortization and depletion of mineral properties, plant and equipment	2,653,517	840,384	–	–	3,493,901	82,895	3,576,796
Mineral property exploration expenditures	383,718	1,125,417	72,820	–	1,581,955	–	1,581,955
General and administrative	–	–	–	1,279,381	1,279,381	4,523,127	5,802,508
Stock-based compensation	383,400	172,822	–	168,853	725,075	1,652,852	2,377,927
Income (loss) before income taxes	7,595,146	1,532,415	(72,820)	(1,794,902)	7,259,839	(7,458,630)	(198,791)
Net income (loss)	7,595,146	1,532,415	(72,820)	(2,462,962)	6,591,779	(7,458,630)	(866,851)
Capital expenditures	1,721,374	681,050	–	–	2,402,424	18,027	2,420,451
Total assets	$13,740,126	$6,708,383	$68,542	$2,569,756	$23,086,807	$14,087,459	$37,174,266

	Year ended December 31, 2008 (Revised – note 2(a))
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$15,150,463	$7,294,975	$–	$–	$22,445,438	$–	$22,445,438
Cost of sales	12,030,276	6,113,947	–	–	18,144,223	–	18,144,223
Amortization and depletion of mineral properties, plant and equipment	2,580,224	1,603,035	–	–	4,183,259	101,770	4,285,029
Mineral property exploration expenditures	2,033,575	2,215,739	2,078,612	–	6,327,926	–	6,327,926
General and administrative	–	–	–	2,092,816	2,092,816	3,872,779	5,965,595
Stock-based compensation	540,141	170,791	–	352,561	1,063,493	544,778	1,608,271
Income (loss) before income taxes	(2,172,012)	(2,951,955)	(2,078,612)	(2,143,622)	(9,346,201)	(5,591,140)	(14,937,341)
Net income (loss)	(2,172,012)	(2,951,955)	(2,078,612)	(967,107)	(8,169,686)	(5,591,140)	(13,760,826)
Capital expenditures	1,868,876	754,065	–	–	2,622,941	89,730	2,712,671
Total assets	$11,576,513	$7,657,912	$68,543	$2,585,705	$21,888,673	$422,008	$22,310,681

102 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

	Year ended December 31, 2007
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total
Revenue	$8,604,210	$6,918,884	$–	$–	$15,523,094	$–	$15,523,094
Cost of sales	8,926,924	5,225,733	–	–	14,152,657	–	14,152,657
Amortization and depletion
of mineral properties, plant and equipment	1,954,655	1,561,903	–	–	3,516,558	87,110	3,603,668
Mineral property exploration expenditures	1,915,352	2,492,158	2,395,594	–	6,803,104	–	6,803,104
General and administrative	–	–	–	768,949	768,949	3,903,413	4,672,362
Stock-based compensation	290,500	–	–	40,000	330,500	799,000	1,129,500
Income (loss) before income taxes	(4,492,927)	(2,373,941)	(2,395,594)	(2,633,797)	(11,896,259)	(5,233,129)	(17,129,388)
Net income (loss)	(4,492,927)	(2,373,941)	(2,395,594)	(5,196,265)	(14,458,727)	(5,242,134)	(19,700,861)
Capital expenditures	1,751,488	2,341,628	–	–	4,093,116	221,479	4,314,595
Total assets	$11,871,843	$9,790,841	$68,542	$4,849,925	$26,581,151	$5,097,689	$31,678,840

Product Revenue:
	2009	2008	2007
Silver	$23,394,598	$17,315,025	$11,199,504
Gold	6,935,001	5,082,060	2,663,086
Lead	1,544,705	1,654,109	1,820,158
Zinc	911,377	573,484	144,880
Ore processing revenues	742,510	707,192	539,050
Smelter and refining charges	(1,796,476)	(2,886,432)	(843,584)
	$31,731,715	$22,445,438	$15,523,094

For the year ended December 31, 2009, the Company had two customers that accounted for 95% of total revenues. The trade accounts receivable balance of $3,471,546 at December 31, 2009 relates to these two customers (note 5). The Guanajuato and Topia segments each had one customer account for 68% and 27% of total revenue, respectively.

For the year ended December 31, 2008, the Company had two customers that accounted for 97% of total revenues. The trade accounts receivable balance of $1,693,512 at December 31, 2008 relates to these two customers (note 5). One customer accounted for 85% of total revenues, of which 56% was from the Guanajuato segment and 29% from the Topia segment. The other customer accounted for 12% of total revenues, which was all related to the Guanajuato segment.

For the year ended December 31, 2007, the Company had one customer that accounted for 97% of total revenues for both the Guanajuato and Topia segments.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 103

CONSOLIDATED NOTES

20.	Subsequent Events

(a)

On February 1, 2010, Altair forfeited its option to acquire a 70% interest in the Santo Nino Project (note 8(a)). The Company agreed to accept 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share as full payment of Altair’s indebtedness to the Company at January 31, 2010.

(b)	Subsequent to December 31, 2009, the Company received proceeds of $380,281 from the exercise of 822,625 options and $472,890 from the exercise of 1,288,256 warrants.

21.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles and United States Accounting Pronouncements

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets is summarized as follows:

	December 31, 2009			December 31, 2008
				(Revised – note 2(a))
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
Convertible note payable (note 21(a)(iv))	3,356,397	4,050,000	4,651,690	6,070,000
Share capital (note 21(a)(iii) and note 21(a)(vii))	75,910,220	79,625,551	57,865,462	64,076,667
Contributed surplus (note 21(a)(ii) and note 21(a)(vii))	10,268,043	12,778,917	7,724,900	7,739,900
Equity component of convertible note (note 21(a)(iv))	1,563,000	–	2,569,000	–
Deficit	(60,862,380)	(65,735,276)	(58,388,865)	(63,464,380)

Share capital and contributed surplus:
	2009	2008
Share capital and contributed surplus, under Canadian GAAP	$86,178,263	$65,590,362
Adjustment for stock-based compensation for employees (note 21(a)(ii))	15,000	15,000
Reversal of recapitalization of deficit (note 21(a)(iii))	6,211,205	6,211,205
Share capital and contributed surplus, under US GAAP	$92,404,468	$71,816,567

104 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

Deficit:
	2009	2008
		(Revised note 2	(a))

Deficit, under Canadian GAAP	$(60,862,380)	$(58,388,865)
Adjustment for stock-based compensation for employees (note 21(a)(ii))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 21(a)(iii))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 21(a)(iv))	1,778,445	1,150,690
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(i))	51,165	–
Reversal of premium of the equity component upon early conversion of the convertible loan note (note (9)(b)(i))	1,606,664	–
Effect of induced early conversion of convertible loan note, under US GAAP (note 21(a)(iv))	(1,657,829)	–
Amortization of option payments (note 21(a)(v))	(425,136)	–
Deficit, under US GAAP	$(65,735,276)	$(63,464,380)

Loss and loss per share:
	2009	2008		2007
		(Revised note 2	(a))
Loss for the year, under Canadian GAAP	$(866,851)	$(13,760,826)		$(19,700,861)
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(i))	51,165	–		–
Effect of induced early conversion of convertible loan note, under US GAAP (note 21(a)(iv))	(1,657,829)	–		–
Interest accreted on convertible loan note (note 21(a)(iv))	627,755	623,079		377,812
Amortization of option payments (note 21(a)(v))	(425,136)	–		–
Loss for the year, under US GAAP	$(2,270,896)	$(13,137,747)		$(19,323,049)
Basic and diluted loss per share, under US GAAP	$ (0.03)	$ (0.16)		$ (0.27)
Weighted average number of common shares, basic and diluted	90,210,438	81,321,733		72,227,455

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 105

CONSOLIDATED NOTES

(i) Income Taxes

As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes, which is also in accordance with Statement of Financial Accounting Standards Board (“FASB”) No. 109, Accounting for Income Taxes (codified within ASC 740). Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2009, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2009 and 2008, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes (codified within ASC 740). This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years beginning after December 15, 2006. For US GAAP purposes, no adjustment was required to the consolidated financial statements as a result of the adoption of this interpretation.

(ii) Stock-based Compensation

The Company accounts for stock options at fair value under Canadian GAAP commencing on January 1, 2002 as described in note 2(i). Statement of Financial Accounting Standards Board No.123, Accounting for Stock- Based Compensation (SFAS 123), became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $15,000 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, whereby the fair value of the stock options granted to employees was expensed.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment, using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard (codified within ASC 718). For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

106 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2009.

(iii) Elimination of Deficit

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(iv) Convertible Loan Notes

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2009 would be recorded as a liability at face value of $4,050,000 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $627,755 for the year ended December 31, 2009 (2008 – $623,079, 2007 – $377,812) would not have been recorded, reducing interest expense by an equivalent amount.

During the year ended December 31, 2009, the Company induced the early conversion of the $2,002,000 convertible loan note. In accordance with Canadian GAAP, the Company accounted for the early conversion as described in (note 9(b)(i)). Under US GAAP, the Company recognized an expense of $1,657,829, which is the fair value of the common shares transferred in excess of the fair value of the common shares issuable pursuant to the original conversion terms.

(v) Mineral Properties, Plant and Equipment

Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 7 years for Topia. Under US GAAP, the Company expects to use the units-of-production  method, based on reserves as defined under SEC Industry Guide 7, once such reserve amounts are determinable.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. As there were no option payments made to the Mapimi project (note 8) during the year, a measurement difference of $425,136 resulted from the amortization of prior year’s option payments. There is no material measurement difference for the comparative periods.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 107

CONSOLIDATED NOTES

(vi) Statement of Cash Flows

In the statement of cash flows, the presentation of the cash flows from operating activities includes an intermediate total which is not permitted under US GAAP, ASC 230, Statement of Cash Flows.

(vii) Share Capital and Contributed Surplus

Under Canadian GAAP, the Company allocates the net proceeds from equity financings containing common shares and share purchase warrants to share capital (note 11(b)). Under US GAAP, the net proceeds from the issuance of units are allocated between common shares and share purchase warrants contained in such units, based on their respective fair values. Accordingly, the amount of $2,495,874, being the portion of the net proceeds allocated to these warrants, is recorded to contributed surplus under US GAAP.

(b)	Recently adopted United States accounting pronouncements

	(i)	In December 2007, the FASB issued a revised standard on accounting for business combinations (codified within ASC 805):

The major changes to accounting for business combinations are summarized as follows:

• all business acquisitions would be measured at fair value

• most acquisition-related costs would be expensed as incurred (they would no longer be part of the purchase consideration)

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

The adoption of this Interpretation did not impact the Company’s results of operations or financial position.

(ii)

In December 2007, the FASB issued a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements (codified within ASC 810-10). This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest. The adoption of this Interpretation did not impact the Company’s results of operations or financial position.

(iii)

In March 2008, the FASB issued a new statement enhancing disclosures regarding an entity’s derivative and hedging activities (codified within ASC 815-10-50). This statement was adopted by the Company on January 1, 2009 and there was no impact on the financial position or operational results of the Company.

108 GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT

(iv)

In May 2008, the FASB issued guidance which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion (codified within ASC 470-20). The guidance specifies that issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance between the liability component and the embedded conversion option. The Company adopted this statement on January 1, 2009 and there was no impact on the financial position or operational results of the Company.

(v)

In June 2008, the FASB Task Force reached a consensus on EITF Issue No. 07-5, which provides guidance on determining whether an instrument (or embedded derivative) is indexed to an entity’s own stock (codified within ASC 815). The Company adopted this EITF on January 1, 2009 and there was no impact on the financial position and operational results of the Company.

(vi)

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of GAAP (codified within ASC 105). The Accounting Standards Codification (“ASC”) establishes the sources of accounting principles and the framework for selecting principles used in the preparation of financial statements of non-governmental entities presented in conformity with US GAAP. The statement establishes two levels of GAAP: authoritative and non-authoritative. An entity must first consider authoritative GAAP for similar transactions or events, and then consider non-authoritative guidance from other sources. The adoption of the ASC did not have an impact on the Company’s consolidated financial statements.

(vii)

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows. Please refer to note 20 for the subsequent events note disclosure.

(c)	Recently issued United States accounting pronouncement

(i)

In June 2009, the FASB issued new guidance relating to accounting for Variable Interest Entities (“VIE”) codified within ASC 810-10. Key changes include: (a) the elimination of the exemption for qualifying special purpose entities (“QSPE”); (b) a new approach for determining who should consolidate a VIE; and (c) changes to when it is necessary to reassess who should consolidate a VIE. This standard is effective for years beginning after November 15, 2009, and for subsequent interim and annual reporting periods thereafter. The Company does not expect the adoption of this standard to have a significant effect on the Company’s results of operations or financial position.

GREAT PANTHER SILVER LIMITED – 2009 ANNUAL REPORT 109

OFFICERS AND MANAGEMENT

CORPORATE INFORMATION

DIRECTORS	SENIOR MANAGEMENT

Kaare G. Foy, B. Ec.	Deborah Young, CA
Chairman of the Board	Corporate Controller

Robert A. Archer, P. Geo.	Enriqueta Hernandez Dominguez, CP, MA
Divisional Controller
Malcolm A. Burne
Ing. Carlos Castro Villalobos
John T. Kopcheff, B.Sc. (Honours)	Mine Manager, Guanajuato

Martin A. Carsky, CA	Ing. Javier Melchor Ramirez Vargas
Mine Manager, Topia

OFFICERS	Henry Chung, CA
Acting Corporate Controller
Robert A. Archer, P. Geo.
President & Chief Executive Officer	Craig Mackay, MSc, MBA
Manager, Information Systems
Kaare G. Foy, B. Ec.
Executive Chairman	Pablo Gomez
Operations Projects & Marketing Manager
Raakel Iskanius, CA
Chief Financial Officer
TRANSFER AGENT
Charles Brown, B.Sc.
Chief Operating Officer	Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Ing. Francisco Ramos Sanchez	Vancouver, BC, Canada V6C 3B9
Vice President, Business Development

Robert F. Brown, P.Eng.	AUDITOR
Vice President, Exploration
KPMG, LLP
Sergio Rios-Martinez, B.Ec., B.BA, MIM, MBA
Vice President, Corporate Relations

Wendy Ratcliffe, Dip.Tech.Fin.Mngt.
Corporate Secretary

HEAD OFFICE	CONTACT

Suite 2100, 1177 West Hastings Street	Mariana Fregonese
Vancouver, BC, Canada V6E 2K3	Manager, Corporate Communications
Phone: 604-608-1766
LISTING	Fax: 604-608-1768
Email: mfregonese@greatpanther.com
Toronto Stock Exchange (TSX)

Trading Symbol: GPR
B&D Capital Partners
OTC PINK SHEETS: GPRLF	Phone: 604-685-6465
Fax: 604-899-4303
SEC 20-F Effective 2005	Email: info@greatpanther.com

Standard & Poor’s Listed

Website: www.greatpanther.com
ANNUAL MEETING

Wednesday, June 30, 2010
11 am, PST
At Great Panther Silver Limited
Suite 2100, 1177 West Hastings Street
Vancouver, BC V6E 2K3

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Photography: www.recpro.mx
Printing: Rush Graphics Ltd.